Exhibit 99.2

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

Stock Code : 1738

2013 Annual Report

CONTENTS

2	Corporate Information

6	Chairman’s Statement

9	Management Discussion and Analysis

18	Profiles of Directors and Senior Management

23	Report of the Directors

35	Corporate Governance Report

46	Independent Auditors’ Report

48	Consolidated Statement of Profit or Loss

49	Consolidated Statement of Comprehensive Income

50	Consolidated Statement of Financial Position

51	Consolidated Statement of Changes in Equity

52	Consolidated Statement of Cash Flows

54	Statement of Financial Position

55	Notes to the Financial Statements

116	Summary of Mine Properties

118	Financial Summary

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr. LI Feilie (Chairman and Chief Executive Officer)

Mr. HAN Weibing (Chief Operating Officer)

Mr. WAN Huojin (Chief Technical Officer)

Mr. TAM Cheuk Ho

Mr. WONG Wah On Edward

Independent Non-executive Directors

Mr. LO Kin Cheung

Mr. HUANG Zuye

Mr. GU Jianshe

AUTHORISED REPRESENTATIVES

Mr. WONG Wah On Edward

Mr. YUE Ming Wai Bonaventure

COMPANY SECRETARY

Mr. YUE Ming Wai Bonaventure

AUDIT COMMITTEE

Mr. LO Kin Cheung (Chairman)

Mr. HUANG Zuye

Mr. GU Jianshe

NOMINATION COMMITTEE

Mr. HUANG Zuye (Chairman)

Mr. LO Kin Cheung

Mr. GU Jianshe

Mr. LI Feilie

Mr. TAM Cheuk Ho

REMUNERATION COMMITTEE

Mr. GU Jianshe (Chairman)

Mr. HUANG Zuye

Mr. LO Kin Cheung

Mr. LI Feilie

Mr. HAN Weibing

CORPORATE SOCIAL RESPONSIBILITY

COMMITTEE

Mr. GU Jianshe (Chairman)

Mr. WAN Huojin

Mr. HAN Weibing

AUDITORS

Ernst & Young

Certified Public Accountants

22nd Floor, CITIC Tower

1 Tim Mei Avenue

Central

Hong Kong

REGISTERED OFFICE

Maples Corporate Services (BVI) Limited

Kingston Chambers, P.O. Box 173

Road Town, Tortola

The British Virgin Islands

HONG KONG OFFICE AND PRINCIPAL

PLACE OF BUSINESS

Room 2205, Shun Tak Centre

200 Connaught Road Central

Sheung Wan

Hong Kong

Telephone: +852 28589860

Fascimile: +852 28106963

COMPANY’S WEBSITE

http://www.fsanthracite.com

COMPANY’S STOCK CODE

1738.HK

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PRINCIPAL SHARE REGISTRAR AND

TRANSFER OFFICE

Maples Fund Services (Cayman) Limited

PO Box 1093

Boundary Hall

Cricket Square

Grand Cayman KYI-1102

Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

AND TRANSFER OFFICE

Tricor Investor Services Limited

Level 22, Hopewell Centre

183 Queen’s Road East

Hong Kong

LEGAL ADVISERS

(As to Hong Kong Law)

Sullivan & Cromwell

Minter Ellison

(As to PRC Law)

Commerce & Finance Law Offices

(As to British Virgin Islands Law)

Maples and Calder

COMPLIANCE ADVISER

Celestial Capital Limited

21/F, Low Block

Grand Millennium Plaza

181 Queen’s Road Central

Hong Kong

PRINCIPAL BANKERS

China Minsheng Banking Corp., Ltd.

China Merchants Bank Co., Ltd.

Industrial and Commercial Bank of China Limited

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CHAIRMAN’S STATEMENT

Chairman of the Board of Directors

LI Feilie

On behalf of the board (the “Board”) of directors (the “Directors”) of Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited) (“Feishang Anthracite” or the “Company”), I present the results of the Company and its subsidiaries (collectively the “Group”) for the year ended 31 December 2013.

REVIEW

The national coal production output in 2013 was low in the first half of the year but high in the second half of the year. The annual national production output in 2013 was therefore basically on par with that of the previous year. In the first half of the year, owing to (i) the weaker-than-expected economic growth, (ii) the slackening growth in coal demand, coupled with the persistent growth in coal imports, (iii) the continual cut down of inventory pile-up by the downstream industry, (iv) the continuous weakening of coal prices, and (v) the involuntary cessation or reduction in production output of some coal enterprises not possessing geographical and resource advantages, the national coal production dropped significantly. In the second half of 2013, especially after September, thanks to the stabilization and recovery of the economy, the rebound in international coal prices, and the resumption of active inventory pile-up by downstream consumers, domestic coal prices gradually went up again. The coal market started to pick up, coal production also began to rise steadily, and the decline rate of cumulative domestic raw coal production as compared to the same period in the previous year has been narrowing. However, it was unlikely for the wait-and-see attitude of the coal market or the long-term coal price weakness to be reversed swiftly.

Year 2013 was a relatively tough year for the Group. The external economic environment proved to be worse than expected, resulting in the annual coal prices lower than expected. Besides, several major mining accidents occurred in Guizhou province and other areas in China in early 2013, prompting the Group to cease production for safety inspection. Despite the enormous pressure, the Group managed to put Dayuan Coal Mine into commercial production. In addition, the construction of the coal washing plant has begun. All these developments have laid a good foundation for the subsequent development of the Group.

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LISTING ON THE HONG KONG STOCK EXCHANGE

22 January 2014 marked an important milestone in the history as the Company was successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction. Feishang Anthracite is not only the first listed anthracite coal miner in Hong Kong, it is also the first spun-off Hong Kong listed company through the distribution in specie of its entire issued share capital (the “Spin-off”) by its then US NASDAQ listed holding company, China Natural Resources, Inc. (“CHNR”). With such further enhanced platform, the new financing channel will provide strong capital guarantees for the development of the Group’s major mining properties and the acquisition of coal mines in Guizhou province.

COAL MINE CONSOLIDATION OPPORTUNITY IN GUIZHOU

Guizhou province is entering a new chapter for coal mine consolidation. In 2014, the Group will keep abreast with the changes in the governing policies on the coal industry and closely monitor the market momentum to seize opportunities that may arise from the macro-control measures and market adjustments. Guizhou Feishang Energy Co., Ltd. (“Feishang Energy”), a related party of the Group, has been preliminarily designated as a coal mine consolidator in Guizhou province. Feishang Energy executed a deed of non-competition dated 24 December 2013 (“Deed of Non-Competition”) in favour of the Company pursuant to which Feishang Energy will give the Group the first opportunity to utilize any consolidation opportunity and to use its best endeavours to procure that such opportunity is first offered to the Group. In addition, the Group can always enjoy the flexibility in selecting and acquiring from Feishang Energy desirable and suitable targets that are appropriate for the business and operations of producing high quality anthracite coal products for the future development of the Group and yet the Group would not be under any obligation to acquire or consolidate targets that are considered to be unsuitable or undesirable.

Feishang Energy will endeavour to acquire the qualification required for a coal mine consolidator as soon as possible and will participate in the reorganization of coal resources in Guizhou actively by tapping the Hong Kong capital market of the Group and striving hard to become the most competitive anthracite resource enterprise in Southwest China.

OUTLOOK

Currently the world economy is recovering slowly whilst coal demand suffers a slack growth. The overall domestic and international coal markets are expected to experience continuous supply surplus, and therefore the price of coal is not expected to enjoy fundamental recovery in the short run. Although China still faces the pressure of an economic slowdown, it is in the midst of an important strategic period of urbanization, industrialization, and regional coordinated development. Through China’s focus on expanding domestic demand, improving innovative ability, and realizing sustainable development, stimulating effects on the coal related industries will gradually appear.

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Looking ahead to 2014, we believe the China’s economy will show a steady and possibly upward trend. Firstly, the world economy is expected to step out of the shadow of the international financial crisis. While the overall economic situation of each of the three major economies – the United States, Japan and Europe – has improved and positive growth is being achieved, the emerging economies are also realizing stable growth. With the gradual recovery of the global economy, China’s external environment is also improving. Secondly, 2014 is the year when China starts implementing the plan of The Third Plenary Session of Eighteenth Central Committee and deepening the reform. Many of the reform-deepening measures such as letting the market play a decisive role in allocating resources, breaking up monopolies, accelerating tax reform, further pushing ahead with financial reform, speeding up market-oriented reform of interest rates and exchange rates, etc. will bring not only fresh impetus but also benefits to its economic development. Thirdly, China, still in the midst of new urbanization, industrialization and coordinated regional development is being presented an important strategic opportunity. Rapid urbanization will boost consumption and industrial gradient transformation will contribute to rapid growth in the midwest region of China and vigorous growth in the China’s overall economy.

The acceleration of Guizhou’s coal mine consolidation requires the elimination of a number of coal mines that do not meet the requirements of the safety standards. As the upgrade of Guizhou’s coal industry speeds up, the safety condition of Guizhou’s coal mines will be greatly improved and thereby the normal production of the Group can be guaranteed. As the coal industry in Guizhou province becomes increasingly concentrated, and the price of coal increasingly tends to be determined by market mechanism, the regulated market behavior, the sustainability and the healthy development of the coal industry are envisaged.

The commercial operation of Yongsheng Coal Mine kicked off in February 2014. In addition, the construction of the coal washing plant is expected to commence trial run in May 2014. Looking to the future, we target to become the most competitive anthracite resource enterprise in Southwest China by taking advantages of the golden opportunity in the coal mine consolidation in Guizhou province, and the bargained price opportunity arising from the distressed sales of good-quality coal mines in the current sluggish coal industry. At the same time, we will assume our social responsibility while providing to our shareholders with promising returns.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to express my appreciation to the staff and management team of the Group for their endeavours and to the Guizhou government for its guidance and assistance during the year. I also give my sincere gratitude to all our shareholders for their continual support.

LI Feilie

Chairman and Chief Executive Officer

Hong Kong, 31 March 2014

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MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

The macro economy in mainland China slowed down its pace of growth in 2013. The growth of downstream industries was sluggish, while major coal-consuming industries, such as coal-fired power plants, steel makers and cement manufacturers, experienced significant drop in the year-on-year growth rate of output. Meanwhile, coal prices worldwide lingered at low levels, especially in the first half of 2013, had a significant impact on the domestic coal market. The price of anthracite coal in Guizhou province also fell significantly in the first half of 2013, primarily due to a slowdown in economic growth which constrained the growth of domestic demand, an increase in anthracite coal production in Shanxi province following restructuring and consolidation of coal enterprises, and a rise in anthracite coal imports. Although there was a rebound in the coal prices in Guizhou province in the last quarter of 2013, the overall 2013 performance was still weak.

Although the year of 2013 was a relatively tough year, the Group made certain progress in spite of enormous pressure. Firstly, the Group accelerated the project construction, managed to put Dayuan Coal Mine into commercial production, and commenced the construction of the coal washing plant. Secondly, the Group succeeded in raising the production capacity and strengthening the cost management, resulting in the rise in sales volume of self-produced coal (excluding pilot run production) from 435,205 tonnes in 2012 to 563,355 tonnes in 2013 and the increment of gross profit by 52.6%. Thirdly, the Group made great efforts in expanding the sales channels and improving the marketing capabilities of the Group. Therefore the average coal selling price in 2013 was only slightly lower than that in 2012, despite the overall adverse environment.

BUSINESS REVIEW

Snapshot of Major Developments of the Group throughout the Year

•	In February 2013, Feishang Energy, a related party, became one of the coal enterprises that have been assessed as meeting the requirements to be a coal mine consolidator in Guizhou province under the notice published by Guizhou Energy Bureau. The Group’s subsidiary Guizhou Puxin Energy Co., Ltd. (“Guizhou Puxin”), being an affiliated entity of Feishang Energy, was deemed to have met the requirements of a coal mine consolidator by virtue of Feishang Energy’s qualification;

•	In June 2013, Yongsheng Coal Mine, one of the Group’s major coal mines, entered into the pilot run phase;

•	In July 2013, Dayuan Coal Mine entered into the pilot run phase;

•	In August 2013, Jinsha Juli Energy Co., Ltd. (“Jinsha Juli”), a subsidiary of the Company, commenced Phase I construction of the 600,000tpa coal washing plant;

•	In November 2013, Dayuan Coal Mine obtained the Safe Production Permit issued by Guizhou Administration of Coal Mine Safety and commenced commercial production;

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•	In January 2014, the Company was successfully listed on the Main Board of the Hong Kong Stock Exchange by way of introduction; and

•	In January 2014, Yongsheng Coal Mine obtained the Safe Production Permit issued by Guizhou Administration of Coal Mine Safety and commenced commercial production in February 2014.

Operation Summary

	Baiping Coal Mine	Yongsheng Coal Mine	Dayun Coal Mine	Liujiaba Coal Mine	Zhulinzhai Coal Mine	Gouchang Coal Mine	Dayuan Coal Mine	Total
Production Output – Trial Run (in tonnes)	n/a	330,629	n/a	n/a	n/a	n/a	29,610	360,239
Production Output – Commercial Run (in tonnes)	290,353	n/a	n/a	176,972	71,349	3,872	11,370	553,916
Sales Volume (in tonnes)	290,878	–	–	180,065	70,542	11,472	10,398	563,355
Turnover (in CNY million)	100.2	–	–	52.4	19.0	3.5	3.4	178.5
Average Selling Price (in CNY)	344.4	–	–	290.7	270.0	308.0	327.5	316.9

FINANCIAL REVIEW

Items of the Consolidated Statement of Profit or Loss and the Consolidated Statement of Cash Flows

Items	For the year ended 31 December 2013	For the year ended 31 December 2012	Change (%)
	CNY’000	CNY’000
Revenue	178,501	141,939	25.8%
Cost of sales	108,242	95,889	12.9%
Gross profit	70,259	46,050	52.6%
Selling and distribution expenses	6,110	3,694	65.4%
Administrative expenses	142,064	77,334	83.7%
Impairment loss on property, plant and equipment	184,417	–	N/A
Finance costs	115,253	44,533	158.8%
Income tax benefit	47,817	15,210	214.4%
Loss attributable to the owners of the Company	(334,119)	(75,312)	(343.6)%

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Revenue

The Group’s revenue increased by 25.8% from CNY141.9 million in 2012 to CNY178.5 million in 2013. This reflected a 26.8% increase in revenue from sales of self-produced coal from CNY140.8 million in 2012 to CNY178.5 million in 2013, which was partially offset by a decrease in revenue from sales of third party coal from CNY1.1 million in 2012 to nil in 2013 as the Group discontinued the coal trading activities. The increase in revenue from sales of self-produced coal was resulted from an increase in sales volume, notwithstanding a slight drop in average selling price in 2013. Sales volume of self-produced coal increased from 435,205 tonnes in 2012 to 563,355 tonnes in 2013, principally as a result of an increase in the production output arising from the commencement of commercial production of Liujiaba Coal Mine in December 2012 and Dayuan Coal Mine in November 2013, and which was partly countervailed by a decrease in the production output that resulted from the temporary suspension of Gouchang Coal Mine since March 2013. The average selling price of self-produced coal slightly decreased from CNY323.6 per tonne in 2012 to CNY316.9 per tonne in 2013 due to the decline in the general market price of coal in Guizhou province in 2013.

The Group sold a significant portion of its anthracite coal as thermal coal to power producers in Guizhou province. Also, the Group was dependent on a limited number of customers for a substantial portion of the revenue. In 2012 and 2013, the Group derived 56.7% and 81.4%, respectively, of its revenue from anthracite coal sales to its five largest customers. The management of the Group believes that by diversifying the product mix to include increased sales of chemical coal and sales of pulverized coal injection (“PCI”) coal, the dependency on a limited number of large customers will decrease and the Group’s profit margin will increase.

Cost of Sales

The Group’s cost of sales increased by 12.9% from CNY95.9 million in 2012 to CNY108.2 million in 2013. This was primarily due to the increase in sales volume. As a percentage of revenue, cost of sales decreased from 67.6% in 2012 to 60.6% in 2013. For the self-produced coal, cost of sales as a percentage of revenue decreased from 67.3% in 2012 to 60.6% in 2013. This was mainly attributable to the greater economies of scale realized from the Group’s higher production volume in 2013.

Breakdown of the Group’s production cost by cost items

Cost Items	2013	2012
	CNY/tonne	CNY/tonne
Labour costs	80.9	88.9
Raw materials, fuel and energy	49.0	59.0
Depreciation and amortization	33.7	29.6
Other production-related costs	5.0	8.8
Total cost for production of coal	168.6	186.3

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The major suppliers for the Group’s mining operations include third party contractors and suppliers of ancillary materials used in the mining operations. In 2012 and 2013, the total purchases (including those from coal mine construction contractors) from the five largest suppliers were CNY127.7 million and CNY207.3 million, respectively, representing approximately 42.5% and 40.0%, respectively, of the total purchases. In 2012 and 2013, the largest supplier accounted for approximately 15.7% and 11.5%, respectively, of the total purchases. Each of the five largest suppliers is a third party contractor.

Gross Profit and Gross Margin

As a result of the foregoing, the gross profit, which is equal to revenue less cost of sales, increased by 52.6% from CNY46.1 million in 2012 to CNY70.3 million in 2013. The gross margin, which is equal to gross profit divided by revenue, increased from 32.4% in 2012 to 39.4% in 2013, of which the gross margin for sales of the self-produced coal increased from 32.7% in 2012 to 39.4% in 2013.

Selling and Distribution Expenses

The selling and distribution expenses increased by 65.4% from CNY3.7 million in 2012 to CNY6.1 million in 2013, primarily due to an increase in payroll expense for the Group’s sales staff and an increase in the sales and marketing activities following the rise in the production output.

Administrative Expenses

The administrative expenses increased by 83.7% from CNY77.3 million in 2012 to CNY142.1 million in 2013. This increase primarily reflected expenses incurred in connection with the preparation for the listing, losses incurred from the temporary suspension of production at Gouchang Coal Mine since March 2013, and loss from temporary suspension of production at Baiping Coal Mine in April and November of 2013, Dayuan Coal Mine in November and December of 2013, and Liujiaba Coal Mine and Zhulinzhai Coal Mine in March 2013 due to accidents of the surrounding coal mines, as well as higher salaries and benefits expenses for the administrative staff following the Group’s expansion.

Impairment Loss on Property, Plant and Equipment

The Group incurred an impairment loss on property, plant and equipment of CNY184.4 million in 2013 in connection with the temporary suspension of Gouchang Coal Mine. No such impairment loss was incurred in 2012.

Other Operating Expenses

The other operating expenses increased from CNY1.6 million in 2012 to CNY6.0 million in 2013, primarily as a result of the compensation paid to local residents for repairing the damaged houses due to the blasting operation of Liujiaba Coal Mine, the mine safety service fee paid to mine safety team in Yongsheng Coal Mine and the recognition of a provision for inventory impairment in connection with the suspension of Gouchang Coal Mine. Other operating expenses in 2012 consisted mainly of miscellaneous levies and charges, while other operating expenses in 2013 consisted mainly of the compensation paid to local residents for repairing the damaged houses, mine safety service fee, miscellaneous levies and charges and provisions for impairment of inventory.

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Operating Loss

As a result of the foregoing, the operating loss increased significantly from CNY36.6 million in 2012 to CNY268.3 million in 2013.

Finance Costs

The finance costs increased significantly from CNY44.5 million in 2012 to CNY115.3 million in 2013, principally due to a 58.4% increase in interest expenses on interest-bearing bank and other borrowings from CNY83.5 million in 2012 to CNY132.2 million in 2013. Interest expenses on interest-bearing bank and other borrowings increased primarily because the Group significantly increased the bank borrowings from CNY1,013.5 million as of 31 December 2012 to CNY1,908.1 million as of 31 December 2013. A lower level of capitalised interest in 2013 as compared to 2012 also contributed to the increase of interest expenses. The lower level of capitalised interest in 2013 was mainly due to the cessation of interest capitalisation along with the commercial production of Liujiaba Coal Mine in December 2012, Zhulinzhai Coal Mine in April 2012 and Dayuan Coal Mine in November 2013 as well as the pilot run of Yongsheng Coal Mine in June 2013.

The Group also incurred entrusted loan commission fees of CNY7.9 million in 2013 as the Group replaced the intercompany loans with entrusted loans in 2013. There were no such entrusted loans nor any entrusted loan commission fee in 2012.

Interest Income

The interest income increased by 5.2% from CNY1.0 million in 2012 to CNY1.1 million in 2013, mainly as a result of the rise in the average balance of the Group’s bank deposits in 2013.

Net Non-operating Expense/Income

The net non-operating expense was CNY2.2 million in 2012 compared to the net non-operating income of CNY0.1 million in 2013. The net non-operating expense in 2012 primarily included sponsorships and contributions to the community and certain government organizations as well as losses on disposal of certain property, plant and equipment. The net non-operating income in 2013 primarily reflected the reversal of certain payables after the relevant government authorities issued confirmation letters confirming that the Group did not have any outstanding social security fund or housing provident fund contributions.

Loss Before Income Tax

As a result of the foregoing, the loss before income tax increased significantly from CNY82.3 million in 2012 to CNY382.4 million in 2013.

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Income Tax Benefit

The Group had an income tax benefit of CNY47.8 million in 2013, compared to an income tax benefit of CNY15.2 million in 2012. The income tax benefit in 2013 was primarily attributable to the loss before tax of CNY382.4 million in 2013, as well as the more pilot run income generated, resulting in the recognition of deferred tax assets. In addition, there was more reversal of deferred tax liabilities in 2013 along with the increase of depreciation of the fair value adjustment on property, plant and equipment in 2013 by using the unit-of-production method due to the increase of production volume in 2013 as compared to 2012. The income tax benefit in 2012 primarily reflected the recognition of deferred tax assets for prior year tax losses of CNY15.3 million, as the Guizhou province’s local taxation bureau confirmed in 2012 that certain of the subsidiaries of the Group in the People’s Republic of China (the “PRC”) should have been subject to income tax at a rate of 25% of their taxable income as determined under the PRC Enterprise Income Tax Law since January 2011, rather than 25% of their “deemed profits”. Prior to 2012, certain of the PRC subsidiaries were required by the Guizhou province’s local taxation bureau to pay tax at a rate of 25% of their “deemed profits”, which resulted in these PRC subsidiaries paying a significantly higher amount of tax than otherwise required under the PRC Enterprise Income Tax Law.

Loss attributable to the Owner of the Company

The loss attributable to the owner of the Group for the year increased significantly from CNY75.3 million in 2012 to CNY334.1 million in 2013. The increased loss was mainly due to the impairment loss on property, plant and equipment of CNY184.4 million in 2013 in connection with the temporary suspension of Gouchang Coal Mine, the increase of CNY64.7 million in administrative expenses and the rise in finance cost of CNY70.7 million, notwithstanding an increase of CNY24.2 million in gross profit resulting from the increase in sales volume and the greater economies of scale realized from the higher production volume in 2013, and an increase of CNY32.6 million in income tax benefit arising from the recognition of deferred tax assets.

FINANCIAL RESOURCES REVIEW

Liquidity, Financial Resources and Capital Structure

As of 31 December 2012 and 31 December 2013, the Group had net current liabilities of CNY1,030.1 million and CNY1,168.2 million, respectively. All the borrowings are denominated in CNY. The Group has not engaged any foreign currency contract to hedge the potential foreign currency exchange exposure. The Group intends to fund the cash requirements with additional short-term and long-term bank and other borrowings. In July 2013, the Group obtained a legally binding commitment letter from China Minsheng Banking Corp., Ltd. to provide a term loan with an aggregate principal amount of up to CNY1.6 billion that may be drawn down on or before 29 January 2015, subject to certain conditions. In addition, in October 2013, the Group obtained a legally binding commitment letter from China Merchants Bank Co., Ltd. to provide a term loan with an aggregate principal amount of up to CNY350 million that may be drawn down on or before 10 March 2015, subject to certain conditions.

As at 31 December 2013, the Group had cash and cash equivalents of approximately CNY146.9 million.

The interest-bearing loans consist of short-term and long-term bank and other borrowings.

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As at 31 December 2013, the total outstanding amount of the Group’s short-term bank and other borrowings and the current portion of the Group’s outstanding long-term bank borrowings were CNY1,018.6 million. Certain of the outstanding short-term bank and other borrowings are guaranteed by Mr. LI Feilie (the chairman and chief executive officer of the Company) and/or companies controlled by him. As at 31 December 2013, the effective interest rates on the outstanding short-term bank borrowings ranged from 6.00% to 8.52%.

As at 31 December 2013, the Group had total outstanding long-term bank borrowings (excluding the current portion) of approximately CNY889.5 million. The Group obtained the long-term bank borrowings from various financial institutions under several credit facilities. Certain of the long-term bank borrowings are guaranteed by Mr. LI Feilie and/or companies controlled by him and certain of the Group’s long-term bank borrowings are secured by pledges of the mining rights, equity interests in Guizhou Puxin and Guizhou Dayun Mining Co., Ltd. (“Guizhou Dayun”) and certain of the time deposits. As at 31 December 2013, the effective interest rates on the outstanding long-term bank borrowings ranged from 6.40% to 8.52%.

Pledge of Assets of the Group

As at 31 December 2012 and 31 December 2013, certain mining rights with carrying amounts of CNY525.5 million and CNY798.7 million, respectively were pledged to secure bank loans with carrying amounts of CNY475.0 million and CNY485.9 million, respectively.

As at 31 December 2012 and 31 December 2013, the amount of outstanding bank borrowings that were guaranteed by Mr. LI Feilie were CNY486.6 million and CNY658.5 million, respectively and the amount of outstanding bank borrowings that were guaranteed by fellow companies controlled by Mr. LI Feilie were CNY1,013.5 million and CNY1,073.5 million, respectively.

Capital Commitments and Expected Source of Funding

As at 31 December 2013, the Group had contractual capital commitments in respect of coal mine under construction and development amounting to CNY63.2 million. The Group plans to finance the capital commitments by internal resources, additional short-term and long-term bank and other borrowings.

Gearing Ratio

As at 31 December 2012 and 31 December 2013, the gearing ratio (which is calculated by dividing total interest-bearing debt by total capital at the end of the year and multiplying by 100%) was 68.8% and 88.7%, respectively. The gearing ratio increased in 2013 as the Group increased interest-bearing borrowings to support the growth of business and finance the capital expenditure.

Contingent Liabilities

As at 31 December 2013, except for bank borrowings disclosed above, the Group did not have any loan capital or debt securities issued or agreed to be issued, outstanding bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits, finance leases or hire purchase commitments or guarantees or material contingent liabilities.

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Subsequent Events

On 8 January 2014, Guizhou Puxin received and fully drew down a CNY25.0 million short-term bank loan from Industrial and Commercial Bank of China Limited to be repaid on 7 January 2015. The purpose of the loan is to finance the purchase of coal. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by the People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.20% per annum).

On 8 January 2014, Guizhou Puxin received and fully drew down a CNY27.0 million three-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua Industrial Company Limited (“Yangpu Banghua”), an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 7.38% per annum and bears commission fee at a rate of 0.66%.

On 15 January 2014, Guizhou Puxin received and fully drew down a CNY20.0 million half-year bank loan from China Merchants Bank Co., Ltd., to be repaid on 14 July 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the half-year base lending rate stipulated by the People’s Bank of China (currently 5.60% per annum, resulting in an annual interest rate of 7.28% per annum).

On 22 January 2014, the Company’s shares were listed on the Main Board of the Hong Kong Stock Exchange by way of introduction. Upon the listing of the Company, CHNR completed the spin-off of the coal business held by the Company by the distribution of CHNR’s 100% equity interest in the Company to CHNR’s shareholders. After the Spin-off, CHNR’s shareholders hold the equity interest in the Company directly.

On 22 January 2014, Guizhou Puxin received and fully drew down a CNY18.0 million three-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 7.38% per annum and bears commission fee at a rate of 0.33%.

On 26 February 2014 and 14 March 2014, Guizhou Dayun drew down the remaining loan facility amounting CNY10.0 million and CNY10.0 million, respectively out of the total CNY150.0 million long-term bank loan from Industrial and Commercial Bank of China Limited in 2012. The loan bears a floating annual interest rate equal to 10% above the over-five-year base lending rate stipulated by the People’s Bank of China from time to time (currently 6.55% per annum, resulting in a current annual interest rate of 7.21% per annum). The CNY120.0 million balance of the loan is expected to be drawn down in accordance with the construction plan of Dayun Coal Mine.

On 28 February 2014, Guizhou Puxin received and fully drew down a CNY30.0 million short-term bank loan from China Merchants Bank Co., Ltd., to be repaid on 27 February 2015. The purpose of the loan is to purchase raw material for Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the one-year base lending rate stipulated by the People’s Bank of China (6.00% per annum, resulting in an annual interest rate of 7.80% per annum).

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On 18 March 2014, Guizhou Puxin received a CNY100.0 million one-year bank loan from Bank of China. The purpose of the loan is to finance the purchase of coal. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by the People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.20% per annum). Guizhou Puxin drew down CNY58.1 million on 18 March 2014 and CNY41.9 million on 26 March 2014.

On 19 March 2014, Guizhou Puxin received and fully drew down a CNY100.0 million half-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.16% per annum and bears commission fee at a rate of 0.03%.

On 20 March 2014, Guizhou Puxin received and fully drew down a CNY100.0 million half-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.16% per annum and bears commission fee at a rate of 0.03%.

On 26 March 2014, Guizhou Puxin received and fully drew down a CNY100.0 million one-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.60% per annum and bears a commission fee at a rate of 0.06%.

On 28 March 2014, Guizhou Puxin received and fully drew down a CNY130.0 million one-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.60% per annum and bears a commission fee at a rate of 0.06%.

Currency Exposure and Management

Since the majority of the Group’s business activities are mainly transacted in CNY, the Directors consider that the Group’s risk in foreign exchange is insignificant.

PROSPECTS

It is anticipated that, following the commencement of Yongsheng Coal Mine’s commercial production in early 2014, the coal washing plant’s commercial production in mid-2014, and Dayun Coal Mine’s commercial production in 2015, the Group will enjoy a substantial increase in output and enhanced coal quality. The Group will continue to strengthen its operations management, safety management, financial management and marketing management to ensure safe production and at the same time enhance productivity as quickly as possible. The Group will also endeavor to strengthen its coal quality management and marketing efforts, and make adjustments to its product mix by increasing the proportion of chemical coal and PCI products in the hope of improving the cash flow and operating results of the Group.

17

PROFILES OF DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Mr. LI Feilie (李非列), aged 47, is the chairman of the Board and chief executive officer of the Company. He is also a member of the remuneration committee and nomination committee of the Company. Mr. Li is primarily responsible for the overall corporate strategy, planning and business development of the Group and also plays an integral role in supervising the Company’s operational management. He has more than 20 years of experience in corporate management and acquisitions. Mr. Li also has served as a director and the chairman of CHNR since February 2006. He has also been a director of Hong Kong Smartact Limited (“Smartact”), a subsidiary of the Company, since April 2010. In addition, Mr. Li has been a director and the chairman of Feishang Enterprise Group Co., Ltd. (“Feishang Enterprise”) (including certain of its group companies), the flagship holding company of nonferrous metal production, iron production, transportation and logistics as well as forestry business since June 2000. He graduated from Peking University (北京大學) with a bachelor’s degree and a master’s degree in economics in July 1988 and January 1991, respectively. Save as disclosed above, Mr. Li has not held any directorship in other listed public companies in the past three years.

Mr. HAN Weibing (韓衛兵), aged 42, has been the executive Director and chief operating officer of the Company since December 2013. He is also a member of the corporate social responsibility committee and remuneration committee of the Company. Mr. Han is primarily responsible for overseeing the day-to-day management and operations of the Group. Mr. Han has served as the vice president of the coal division of CHNR, a director and the chairman of the board of directors of Guizhou Puxin and Guizhou Yongfu Mining Co., Limited (“Guizhou Yongfu”), subsidiaries of the Company, since January 2012, taking charge of the development and management of their coal mining related business. He has also served as a director of Jinsha Juli, a subsidiary of the Company, since November 2012. He was the general manager and the vice president of the human resources department of Feishang Enterprise from March 2009 to March 2012, and he also served as the assistant president of Feishang Enterprise from February 2010 to February 2011. From August 1995 to March 2007, Mr. Han served as the deputy manager of the human resources department of a multinational logistics equipment manufacturing company listed on the Shenzhen Stock Exchange. He graduated from Sun Yat-Sen University (中山大學) with an executive master of business administration degree in June 2007 and from Wright State University in the United States with a master of business administration degree in November 2008. Mr. Han did not hold any directorship in other listed public companies in the past three years.

18

Mr. WAN Huojin (萬火金), aged 68, was appointed as the executive Director and chief technical officer of the Company in December 2013. He is also a member of the corporate social responsibility committee of the Company. Mr. Wan is primarily responsible for overseeing the coal mine construction and coal production of the Group. He has served as a director of Jinsha Juli, a subsidiary of the Company, since November 2012. Mr. Wan has over 45 years of experience in the mining industry, particularly on coal production. He was the deputy general manager of Guizhou Puxin from March 2010 to June 2010, and has been its general manager since June 2010. His responsibilities include determining and overseeing the overall business strategies and plans, including the plans for coal mine operation and development. During the period between August 1968 and December 2007, Mr. Wan served different positions in Fengcheng Mining Bureau of Jiangxi Province (江西省豐城礦務局) and was finally promoted to its head in January 2001. Mr. Wan graduated from Jiangxi Polytechnic College (江西工業工程職業技術學院) with a secondary vocational school’s diploma in coal mining in August 1968. He was accredited as a senior engineer by the Jiangxi Branch of China Universal Allocation Coal Mining Company (中國統配煤礦總公司江西公司) in September 1992. He has received a number of awards in recognition of his contribution to the coal mining industry over the years. Mr. Wan did not hold any directorship in other listed public companies in the past three years.

Mr. TAM Cheuk Ho (譚卓豪), aged 51, was appointed as the executive Director of the Company in February 2013. He is also a member of the nomination committee of the Company. Mr. Tam had been with the CHNR group for more than 20 years and resigned from position of executive vice president and executive director of CHNR upon the completion of the Spin-off. During the period from May 2002 to April 2003, Mr. Tam was an executive director and the deputy chairman of a Hong Kong listed company engaged in property development and securities investment operations. He has been a partner of a certified public accountant firm in Hong Kong since July 1995, and was the finance director of a private investment company from October 1992 to December 1994. He was the company secretary of a Hong Kong listed company operating Chinese restaurants chain and engaging in property investments from February 1993 to December 2012, and was its financial controller from February to September 1992. From July 1984 to December 1991, Mr. Tam worked at an international certified public accountant firm and his last position at such firm was as an audit manager. Mr. Tam graduated from the Chinese University of Hong Kong with a bachelor’s degree in business administration in 1984. He was accredited as a certified public accountant (practicing) by the Hong Kong Institute of Certified Public Accountants in July 1992, and was admitted as a fellow in November 1999. He was also admitted as a fellow of the Association of Chartered Certified Accountants in October 1992. Save as disclosed above, Mr. Tam has not held any directorship in other listed public companies in the past three years.

19

Mr. WONG Wah On Edward (黃華安), aged 50, was appointed as the executive Director of the Company in February 2013. Mr. Wong has been with the CHNR group for more than 20 years and resigned from the positions of chief financial officer, executive director and company secretary upon the completion of the Spin-off in January 2014. He has served as a director of Smartact, a subsidiary of the Company, since January 2010. From December 2000 to December 2006, Mr. Wong was an independent non-executive director of a Hong Kong listed company engaged in the trading of construction materials. He has also served as a partner of a certified public accountant firm in Hong Kong since July 1995. From October 1992 to December 1994, Mr. Wong was the deputy finance director of a private investment company. From July 1988 to October 1992, Mr. Wong worked at the audit department of an international certified public accountant firm, providing professional auditing services to clients in a variety of business sectors, and he left the firm as a senior auditor. Mr. Wong graduated from the Hong Kong Polytechnic University with a professional diploma in company secretaryship and administration in 1988. He was accredited as a certified public accountant (practicing) by the Hong Kong Institute of Certified Public Accountants in September 1993, and was admitted as a fellow in November 1999. He was also a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Institute of Chartered Secretaries. Save as disclosed above, Mr. Wong has not held any directorship in other listed public companies in the past three years.

Independent Non-executive Directors

Mr. LO Kin Cheung (盧建章), aged 49, was appointed as the independent non-executive Director in December 2013. He is also the chairman of audit committee and a member of the remuneration committee and nomination committee of the Company. He acted as an independent non-executive director of CHNR from December 2004 to June 2006 and an independent non-executive director of China Resources Development, Inc., a member of the predecessor group of CHNR, from May 2000 to December 2004. He also served as an independent non-executive director of a Hong Kong listed company operating Chinese restaurant chains and engaged in property investments during the period from August 2004 to August 2011. Mr. Lo has been the chief financial officer of a private company engaging in the printing business since September 2001. From March 1998 to July 2001, Mr. Lo was an executive director of a Hong Kong listed company then involved in the baby care product industry and the multimedia industry. From July 1986, Mr. Lo spent nearly 12 years with an international certified public accountant firm and his last position at such firm was as a principal. Over these years, Mr. Lo has gained extensive experience in finance and accounting. He graduated from the University of Hong Kong with a bachelor’s degree in science in 1986 and completed the advanced management program at Harvard Business School in May 2004. Mr. Lo was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants in March 2000 and July 1994, respectively. He was also an associate of the Institute of Chartered Accountants in England and Wales and a member and certified general accountant of the Certified General Accountants Association of Canada. Save as disclosed above, Mr. Lo has not held any directorship in other listed public companies in the past three years.

20

Mr. HUANG Zuye (黃祖業), aged 69, was appointed as the independent non-executive Director in December 2013. He is also the chairman of the nomination committee and a member of the audit committee and remuneration committee of the Company. Mr. Huang has over 35 years of experience in the coal mining industry. He retired from the Coal Mining Engineering Institute of Guizhou Province (貴州省煤礦設計研究院) in April 2005. Prior to that, he had worked at the institute for 30 years since May 1975, serving as its Communist Party of China (“CPC”) secretary from December 1997 to March 2005, its head of institute from June 1994 to March 2003, its deputy head of institute from February 1988 to May 1994 and taking positions of assistant engineer and engineer from May 1975 to February 1988. During such period, Mr. Huang’s responsibilities ranged from project construction design, coal mine design, research and development to the overall management of the institute. He worked as a technician at Laoying mine of Shuicheng Mining Bureau (水城礦務局老鷹山礦) from August 1967 to April 1975 and was primarily responsible for handling the general technological issues relating to coal mine extraction. Mr. Huang graduated from Guizhou Institute of Technology (貴州工學院) with a diploma in underground coal mining extraction in August 1967. He obtained his master’s degree in project management from University of Quebec at Chicoutimi in Canada in March 2006. Mr. Huang was accredited a number of professional qualifications, such as a senior engineer by the Department of Personnel of Guizhou Province (貴州省人事廳) in August 1992, a consultant engineer and a cost engineer jointly by the Ministry of Personnel of the PRC (中華人民共和國人事部) and the Ministry of Construction of the PRC (中華人民共和國建設部) in March 1997 and October 2001, respectively, and a registered consulting engineer jointly by the Ministry of Personnel of the PRC (中華人民共和國人事部) and the State Development Planning Commission of the PRC (中華人民共和國國家發展計劃委員會) in March 2003. Mr. Huang did not hold any directorship in other listed public companies in the past three years.

Mr. GU Jianshe (顧建設), aged 60, was appointed as the independent non-executive Director in December 2013. He is also the chairman of the corporate social responsibility committee and remuneration committee, and a member of the audit committee and the nomination committee of the Company. Mr. Gu has approximately 40 years of experience in the mining industry. He was a member of the CPC committee and also the head of the discipline and inspection group of Guizhou Energy Bureau (貴州能源局) from May 2009 to May 2013. He took a number of positions including the member of the CPC committee, a professional discipline and inspection supervisor, the head of the discipline and inspection group as well as the head of office and the deputy secretary of the CPC committee during his stay with Guizhou Coal Management Bureau (貴州省煤炭管理局) from November 2002 to May 2009. He was a senior economist and the head of the development and planning department of Shuicheng Mining (Group) Corporation (水城礦業集團公司) from September 2001 to November 2002. Prior to that, he worked at Shuicheng Mining Bureau (水城礦務局) from July 1985 to September 2001, during which he served as a senior economist and the head of its office from June 1997 to September 2001, the deputy secretary of the CPC committee and the secretary of the discipline committee of its mechatronic general factory from June 1995 to June 1997, the secretary and deputy manager of its office from July 1985 to June 1995. Between September 1983 and July 1985, Mr. Gu stayed at Yunnan Normal University (雲南師範大學) as a student of the politics and education faculty. He worked at Wangjiazhai Coal Selection Plant (汪家寨選煤廠) of Shuicheng Mining Bureau (水城礦務局) from September 1971 to September 1983 during which he also served as the deputy head of the publicity division of Shuicheng Mining Bureau’s (水城礦務局) mechatronic general factory. Mr. Gu obtained a junior college’s diploma in politics and education from Yunan Normal University (雲南師範大學) in July 1985. He also obtained his bachelor’s degree in economics and management from CPC Guizhou Committee Party School (中共貴州省委黨校) in July 1997. Mr. Gu was accredited as a senior economist by the Department of Personnel of Guizhou Province (貴州省人事廳) in December 1999. Mr. Gu did not hold any directorship in other listed public companies in the past three years.

21

Chief Financial Officer and Company Secretary

Mr. YUE Ming Wai Bonaventure (余銘維), aged 46, was appointed as the chief financial officer and the company secretary in January 2014. He was the financial controller of CHNR from 2008 to 2013 and was seconded from CHNR to the Group upon the completion of the Spin-off. Mr. Yue has been an executive director and the legal representative of Shenzhen Chixin Information Consulting Co., Ltd., a subsidiary of the Company, since July 2012. Mr. Yue has over 22 years of experience in accounting, finance and compliance for various industries gained in international certified public accountant firm, investment advisory firm and listed companies in both Hong Kong and the United States. Mr. Yue graduated from the Hong Kong Baptist University with a bachelor of business administration (Honours) degree in 1990 and was awarded a master of science degree in accounting and finance with the University of Manchester in 1994. He was admitted as a fellow member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries in 2002 and 2005, respectively. Mr. Yue was also an associate of the Institute of Chartered Accountants in England & Wales, and a member of both the Institute of Chartered Accountants in Australia and the American Institute of Certified Public Accountants. Mr. Yue did not hold any directorship in other listed public companies in the past three years.

22

REPORT OF THE DIRECTORS

The Directors present the annual report and the audited consolidated financial statements for the year ended 31 December 2013.

CORPORATE REORGANISATION AND LISTING

The Company was incorporated in the British Virgin Islands (“BVI”) as a company with limited liability on 6 January 2010. Pursuant to the group reorganisation as set out in the listing document of the Company dated 31 December 2013 (the “Listing Document”), the Company became the holding company of the Group.

The Company’s shares were listed on the Main Board of the Hong Kong Stock Exchange on 22 January 2014.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries are set out in notes 1 and 32 respectively to the consolidated financial statements of this annual report.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2013 are set out in the consolidated statement of profit or loss on page 48 of the annual report.

No interim dividend (2012: Nil) was paid to the shareholders during the year ended 31 December 2013.

The Board does not recommend the payment of a final dividend for the year ended 31 December 2013 (2012: Nil).

DISTRIBUTABLE RESERVES

Details of the movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity on page 51 of this annual report.

The Company’s reserves available for distribution to shareholders at 31 December 2013, amounted to CNY30,546,000 (2012: Nil).

FINANCIAL SUMMARY

A summary of the results, assets and liabilities of the Group for each of the last four financial years is set out on page 118 of this annual report.

23

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group are set out in note 16 to the consolidated financial statements of this annual report.

SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in note 27 to the consolidated financial statements of this annual report.

The Directors during the year and up to the date of this report were:

Executive Directors:

LI Feilie	(Chairman and Chief Executive Officer)
HAN Weibing	(Chief Operating Officer)	(Appointed on 23 December 2013)
WAN Huojin	(Chief Technical Officer)	(Appointed on 23 December 2013)
TAM Cheuk Ho		(Appointed on 1 February 2013)
WONG Wah On Edward		(Appointed on 1 February 2013)

Independent Non-executive Directors:

LO Kin Cheung		(Appointed on 23 December 2013)
HUANG Zuye		(Appointed on 23 December 2013)
GU Jianshe		(Appointed on 23 December 2013)

In accordance with Articles 14.2, 14.3 and 14.19 of the Articles of Association of the Company (“Articles of Association”), all the Directors shall retire at the forthcoming annual general meeting (“AGM”) and, being eligible, would offer themselves for re-election.

The Company has received annual confirmation from each of the independent non-executive Directors as regards their independence to the Company pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”). The Company considers that each of the independent non-executive Directors is independent to the Company.

24

SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITION IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at the date of this report, so far as was known to the Directors, the following persons/entities (other than the Directors or chief executives of the Company) had, or were deemed to have, interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”), or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

Name of substantial shareholder	Long/short position	Capacity	Number of shares	Note	Percentage of the issued shares (%)
Laitan Investments Limited	Long position	Interest held by its controlled corporation	72,402,965	1	58.12

Feishang Group Limited	Long position	Beneficial Owner	72,402,965	1	58.12

Mr. XIE Guozhong	Long position	Interest held by his controlled corporation	11,250,000	2	9.03

Rosetta Stone Capital Limited	Long position	Beneficial Owner	11,250,000	2	9.03

Notes:

1.	The 72,402,965 ordinary shares were held by Feishang Group Limited, which is wholly owned by Laitan Investments Limited, which is in turn wholly owned by Mr. LI Feilie. According to the SFO, both Mr. LI Feilie and Laitan Investments Limited are deemed to have interests in the 72,402,965 ordinary shares held by Feishang Group Limited. Mr. LI Feilie’s interests in shares are disclosed in this report in the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures”.

2.	Mr. XIE Guozhong is the sole director of Rosetta Stone Capital Limited and he held 32.50% of its issued share capital. According to the SFO, Mr. XIE Guozhong is deemed to have interests in the 11,250,000 ordinary shares held by Rosetta Stone Capital Limited.

Save as disclosed above, as at the date of this report, the Directors were not aware of any other persons/entities (other than the Directors and chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

25

DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the date of this report, the interests and short positions of the Directors and chief executives of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Director or chief executive is taken or deemed to have under such provisions of the SFO) or which were required to be entered into the register required to be kept by the Company under section 352 of the SFO or which were otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the “Model Code”), were set out below:

(I)	The Company

Name of Director	Long/short position	Capacity	Number of shares	Note	Percentage of the issued shares (%)
Mr. LI Feilie	Long position	Beneficial Owner	1,500,000
	Long position	Interest held by his controlled corporations	72,402,965	1
			73,902,965		59.33

Mr. WONG Wah On Edward	Long position	Beneficial Owner	2,000,000		1.60

Mr. TAM Cheuk Ho	Long position	Beneficial Owner	1,409,630		1.13

Note:

1.	The 72,402,965 ordinary shares were held by Feishang Group Limited, which is wholly owned by Laitan Investments Limited, which is in turn wholly owned by Mr. LI Feilie.

26

(II) Associated Corporations (within the meaning of the SFO)

(i)	China Natural Resources, Inc.
Name of Director	Long/short position	Capacity	Number of shares	Note	Percentage of the issued shares (%)
Mr. LI Feilie	Long position	Beneficial Owner	300,000
	Long position	Interest held by his controlled corporations	14,480,593	1
			14,780,593		59.33

Mr. WONG Wah On Edward	Long position	Beneficial Owner	400,000		1.60

Mr. TAM Cheuk Ho	Long position	Beneficial Owner	281,926		1.13

Note:

1.	The 14,480,593 common shares were held by Feishang Group Limited, which is wholly owned by Laitan Investments Limited, which was in turn wholly owned by Mr. LI Feilie.

(ii)	Laitan Investments Limited

Name of Director	Long/short position	Capacity	Number of shares	Percentage of the issued shares (%)
Mr. LI Feilie	Long position	Beneficial Owner	3	100

(iii)	Feishang Group Limited
Name of Director	Long/short position	Capacity	Number of share	Note	Percentage of the issued shares (%)
Mr. LI Feilie	Long position	Interest held by his controlled corporation	1	1	100

Note:

1.	The 1 ordinary share was held by Laitan Investments Limited, which is wholly owned by Mr. LI Feilie.

Save as disclosed above, as at the date of this report, none of the Directors or chief executives of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

27

DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES OF THE COMPANY AND OTHER CORPORATION

Other than the share option as disclosed under the heading of “Share Option Scheme of the Company” below, at no time during the year was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

SHARE OPTION SCHEME OF THE COMPANY

A share option scheme was adopted by shareholders of the Company on 23 December 2013 (“Date of Adoption”) (the “Share Option Scheme”), under which the Board may, at its discretion, offer any Eligible Persons (as hereinafter defined) options to subscribe for shares in the Company (the “Shares”) subject to the terms and conditions stipulated therein. The Share Option Scheme is valid and for a effective period of 10 years from the Date of Adoption. The Share Option Scheme is an incentive scheme and is established to enable the Group to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company’s business and that of its subsidiaries. The Eligible Persons include any (a) employee, director or consultant of the Company or any subsidiary; or (b) any other person who has contributed to the success of the listing of the Company on the Hong Kong Stock Exchange, in each case, as determined by the Board. The eligibility of an Eligible Person will be determined by the Board with reference to his or her past and expected commitment and contribution to the Company and/or the subsidiaries.

The share options are exercisable at any time for a period to be determined by the Directors, which shall not be more than 10 years from the offer date. The minimum period for which a share option must be held before it can be exercised would be determined by the Board.

The total number of Shares in respect of which options may be granted under the Share Option Scheme is not permitted to exceed 10% of the Shares in issue on the Date of Adoption (“Scheme Mandate Limit”), unless approved by the Company’s shareholders. The Company may seek approval of its shareholders in general meeting to renew the Scheme Mandate Limit provided that the total number of Shares in respect of which options may be granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the Shares in issue as at the date of the approval to renew the Scheme Mandate Limit. The number of Shares in respect of which options may be granted to any Eligible Person in any 12-month period is not permitted to exceed 1% of the Shares in issue at any point in time, unless approved by the Company’s shareholders. In addition, the number of Shares in respect of which options may be granted to any Eligible Person (who is a substantial shareholder or an independent non-executive Director of the Company, or any of their respective associates (within the meaning as ascribed under the Listing Rules)) in any 12-month period is not permitted to exceed 0.1% of the total number of Shares in issue and HK$5,000,000 in an aggregate value, based on the closing price of the Shares at the date of each grant, unless approved by the Company’s shareholders.

28

The subscription price for the Shares under the Share Option Scheme shall be a price determined by the Board at its sole discretion and notified to the Eligible Persons (subject to any adjustments made pursuant to the terms and conditions of the Share Option Scheme) and shall be the higher of (i) the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the offer date, (ii) the average closing prices of the Shares as stated in the Hong Kong Stock Exchange’s daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of a Share.

Consideration of HK$1 is payable by each Eligible Person for the grant of option.

As at 31 December 2013, no options were granted since the Date of Adoption. A total of 12,455,458 Shares, (representing approximately 10% of the existing issued share capital of the Company) as at the date of this report, may be issued upon exercise of all options which may be granted under the Share Option Scheme.

Additional information in relation to the Share Option scheme is set out in note 28 to the consolidated financial statements of this annual report.

DIRECTORS’ SERVICE CONTRACT

There is no unexpired directors’ service contract which is not terminable by the Company within one year without payment of compensation, other than statutory compensation, of any Director proposed for re-election at the forthcoming AGM.

DIRECTORS’ INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed in this report, no contracts of significance to which the Company or any related company (holding companies, subsidiaries, or fellow subsidiaries) was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Details of the connected transactions/continuing connected transactions of the Company during the year are as follows:

(a)	Connected transactions

During the year, the Group did not enter into any transactions which need to be disclosed as connected transactions pursuant to Chapter 14A of the Listing Rules.

(b)	Continuing connected transactions

During the year, the Group did not enter into any transactions which need to be disclosed as continuing connected transactions pursuant to Chapter 14A of the Listing Rules.

29

CONSOLIDATION OF COAL MINES IN GUIZHOU AND RESTRUCTURING PROPOSAL

With the view to facilitating the consolidation of the coal mining industry, the Guizhou government has implemented a number of measures to, encourage the consolidation of the coal mine industry and to eliminate small-scaled coal mines in Guizhou province with an annual production capacity of below 300,000 tonnes for each single mine, reduce the total number of coal mining enterprise groups in Guizhou province to below 100, and reduce the total number of coal mines in Guizhou to approximately 1,000 by 2015.

Under the Guizhou government’s coal mine consolidation policy, Feishang Energy (an associate of Mr. LI Feilie, the chairman and the controlling shareholder of the Company) and the Company have been assessed as meeting the requirements of coal mine consolidators in Guizhou province for conducting merger and restructuring of coal mines.

Currently, the Group (together with Feishang Energy) possesses eight coal mines in Guizhou. The Company (as agreed by Feishang Energy) proposes to adopt and implement the following restructuring proposal (the “Restructuring Proposal”):

•	The Group will undergo the integration of its two coal mines, namely Zhulinzhai Coal Mine (竹林寨煤礦) and Liujiaba Coal Mine (六家壩煤礦) into a single coal mine with two coal shafts and continue the operation of such integrated coal mine under the name of Liujiaba Coal Mine;

•	Feishang Energy will close down Sanjiazhai Coal Mine (三家寨煤礦). The Group’s coal mine, Gouchang Coal Mine (狗場煤礦) is currently considering acquiring an adjacent coal mine, Dongdi Coal Mine (董地煤礦);

•	Feishang Energy will acquire three coal mines, namely Pingqiao Coal Mine (平橋煤礦), Xingwang Coal Mine (興旺煤礦), and Aohe Coal Mine (凹河煤礦) and retained by Feishang Energy for future operation; and

•	Feishang Energy will acquire eight coal mines, namely Laohushi Coal Mine (老虎石煤礦), Shapo Coal Mine (沙坡煤礦), Guojiawuji Coal Mine (國家屋基煤礦), Qiwen Coal Mine (啟文煤礦), Dazhulin Coal Mine (大竹林煤礦), Hengfeng Coal Mine (恒豐煤礦), Xinhe Coal Mine (新禾煤礦), and Shangmaying Coal Mine (上馬營煤礦) and submit the mining right permits of these Coal Mines to the relevant authority for cancellation.

Upon completion of the implementation of the Restructuring Proposal, subject to the approval by the relevant authorities in Guizhou province, the Group will own and operate six coal mines in Guizhou province, namely Baiping Coal Mine, Yongsheng Coal Mine, Dayun Coal Mine, Dayuan Coal Mine, Liujiaba Coal Mine and Gouchang Coal Mine. For details, please refer to the announcements of the Company dated 14 March 2014 and 24 March 2014.

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DEED OF NON-COMPETITION

Feishang Group Limited, Laitan Investments Limited and Mr. LI Feilie (collectively, the “Controlling Shareholders”), Feishang Energy and Feishang Enterprise executed the Deed of Non-Competition in favour of the Company, details of which are set out in the Listing Document, principally to the effect that so long as the Deed of Non-Competition remains in force, each of the Controlling Shareholders, Feishang Energy and Feishang Enterprise has undertaken to, among other things:

(a)	not, and procure that their respective subsidiaries or parties controlled by them either solely or jointly with another Controlling Shareholders or any other party will not be interested or engaged in any business which directly or indirectly competes or may so compete with the Core Businesses;

(b)	notify the Company of any business opportunity which directly or indirectly competes or may so compete with the Core Businesses (“New Business Opportunity”), if any of them becomes aware of such business opportunity; and

(c)	use its best endeavours to procure that the New Business Opportunity is first offered to the Company on terms and conditions that are fair and reasonable.

For the purpose of the Deed of Non-Competition, “Core Businesses” shall include the acquisition and exploitation of coal mining rights (including the exploration, construction, development and operation of coal mines) located in Guizhou province in the PRC.

The Company has been granted, under the Deed of Non-Competition, the first right of refusal and options to purchase if such New Business Opportunity arises.

On 4 March 2014, Feishang Energy, pursuant to the Deed of Non-Competition notified the Company in respect of the proposed acquisitions of four coal mines as designated by the relevant government authorities in the Guizhou province and offered to the Company the opportunity to acquire such coal mines. Having considered various factors, the Company decided not to exercise its rights of first refusal and first offer to acquire the four coal mines. For details, please refer to the announcement of the Company dated 14 March 2014.

On 19 March 2014, Feishang Energy, pursuant to the Deed of Non-Competition notified the Company in respect of the proposed acquisitions of seven coal mines as designated by the relevant government authorities in the Guizhou province and offered to the Company the opportunity to acquire such coal mines. Having considered various factors, the Company decided not to exercise its rights of first refusal and first offer to acquire the seven coal mines. For details, please refer to the announcement of the Company dated 24 March 2014.

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Each of the Controlling Shareholders, Feishang Energy and Feishang Enterprise has reviewed its business and businesses of their respective subsidiaries and advised that there is generally insignificant competition between the operations of the Sanjiazhai Coal Mine and the Core Business. Save as disclosed above, during the year, each of the Controlling Shareholders, Feishang Energy and Feishang Enterprise confirmed that there was no New Business Opportunity made available to each of them. Each of the Controlling Shareholders, Feishang Energy and Feishang Enterprise has given a written confirmation to the Company that it had fully complied with the terms of the Deed of Non-Competition. The independent non-executive Directors have reviewed the confirmation and relevant information provided by the Controlling Shareholders, Feishang Energy and Feishang Enterprise and concluded that each of the Controlling Shareholders, Feishang Energy and Feishang Enterprise complied with the relevant terms of the Deed of Non-Competition for the financial year ended 31 December 2013.

DIRECTORS’ INTEREST IN COMPETING BUSINESS

Saved as disclosed above, no Directors or their associates has any interest in a business that competes or may compete with the business of the Group.

RELATED PARTY TRANSACTIONS

Details of the related party transactions are set out in note 31 to the consolidated financial statements of this annual report. These related party transactions either did not constitute connected transactions/continuing connected transactions or constituted connected transactions/continuing connected transactions but were exempt from all disclosure and independent shareholders’ approval requirements under the Listing Rules.

DONATIONS

During the year, the Group made charitable and other donations amounting to approximately CNY0.9 million.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the date of this report, there is sufficient public float of not less than 25% of the Company’s issued Shares as required under the Listing Rules.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the Group’s largest supplier accounted for approximately 11.5% of the Group’s total purchases and the Group’s five largest suppliers accounted for approximately 40.0% of the Group’s total purchases.

During the year, the Group’s largest customer accounted for approximately 27.7% of the Group’s total sales and the Group’s five largest customers accounted for 81.4% of the Group’s total sales.

None of the Directors, their associates or any shareholders, which to the knowledge of the Directors owned more than 5% of the Company’s issued share capital, had an interest in any of the Group’s five largest suppliers and customers.

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PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company’s Articles of Association although there are no restrictions against such rights under the laws of BVI.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed Shares by the Company or any of its subsidiaries since the date of listing of the Company on 22 January 2014 (the “Date of Listing”) and up to the date of this report (the “Review Period”).

EMPLOYEES AND EMOLUMENT POLICY

As at 31 December 2013, the Group employed approximately 366 full time employees (not including 1,557 workers provided by third party labour agencies) for its principal activities (2012: 1,656). Employees’ costs (including Directors’ emoluments) amounted to CNY91.1 million (including payment to workers provided by third party labour agencies) for the year ended 31 December 2013 (2012: CNY88.7 million). The Group recognizes the importance of high calibre and competent staff and continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Other various benefits, such as medical and retirement benefits, are also provided. In addition, share options may be granted to eligible employees of the Group in accordance with the terms of the approved Share Option Scheme.

The emolument policy of the employees of the Group is set up on the basis of their merit, qualifications and competence. The emoluments of the Directors are determined having regard to the Company’s operating results, individual performance and comparable market statistics. No Director, or any of his associates, and executive is involved in dealing his own remuneration.

The Company has adopted the Share Option Scheme as an incentive to Directors and eligible employees of the Group, details of the Share Option Scheme are set out in note 28 to the consolidated financial statements and under the heading “Share Option Scheme of the Company” of this report.

FINAL DIVIDEND

In order to retain resources for the Group’s business development, the Board does not recommend the payment of a final dividend for the year ended 31 December 2013 (2012: Nil).

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AUDIT COMMITTEE

The Company has an audit committee (“Audit Committee”) which was established in accordance with the requirements of the Listing Rules for the purposes of reviewing and providing supervision over the Group’s financial reporting process and internal controls. The Audit Committee comprises three independent non-executive Directors, namely, Mr. LO Kin Cheung (chairman), Mr. HUANG Zuye and Mr. GU Jianshe. The Audit Committee meets regularly with the Company’s senior management and the Company’s auditors to consider the Company’s financial reporting process, the effectiveness of internal controls, the audit process and risk management. The audited consolidated financial statements of the Company for the year ended 31 December 2013 have been reviewed by the Audit Committee.

AUDITORS

Ernst & Young will retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming AGM.

On behalf of the Board

Feishang Anthracite Resources Limited

LI Feilie

Chairman and Chief Executive Officer

Hong Kong, 31 March 2014

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CORPORATE GOVERNANCE REPORT

The Board and the management of the Company are committed to the maintenance of good corporate governance practices and procedures. The Company believes that good corporate governance provides a framework that is essential for effective management, a healthy corporate culture, sustainable business growth and enhancing shareholders’ value.

CORPORATE GOVERNANCE PRACTICES

The Company has adopted the code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as contained in Appendix 14 to the Listing Rules as its own code of corporate governance. As the Company was listed on 22 January 2014, the Company was not required to comply with the requirements under the CG Code for the year ended 31 December 2013. During the Review Period, the Company has complied with the code provisions as set out in the CG Code, save and except for code provision A.2.1, as set out below.

Chairman and Chief Executive

Mr. LI Feilie is the chairman and chief executive officer of the Company. He is mainly responsible for the Group’s overall strategies, planning, management and business development. Code provision A.2.1 of the CG Code stipulates that the roles of the chairman and chief executive should be separate and should not be performed by the same individual. The Company deviates from this code provision of the CG Code with Mr. LI Feilie being the chairman and chief executive officer of the Company concurrently. The Board considers this arrangement is appropriate as it allows for efficient discharge of the executive functions of the chief executive officer. The Board believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high-calibre individuals including three independent non-executive Directors offering independent advice from different perspectives. In addition, major decisions are made after consultation with the Board and appropriate Board committees, as well as senior management. The Board is therefore of the view that there are adequate balance and safeguards in place.

BOARD OF DIRECTORS

Composition

As at the date of this report, the Board comprises eight members, consisting of five executive Directors namely Mr. LI Feilie (chairman of the Board and chief executive officer), Mr. HAN Weibing, Mr. WAN Huojin, Mr. TAM Cheuk Ho, and Mr. WONG Wah On Edward, and three independent non-executive Directors namely, Mr. LO Kin Cheung, Mr. HUANG Zuye and Mr. GU Jianshe.

All Directors have distinguished themselves in their field of expertise, and have exhibited high standards of personal and professional ethics and integrity. The biographical details of each Director are disclosed on pages 18 to 21 of this report.

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Independent Non-executive Directors

The Board has not less than one-third of its membership comprising independent non-executive Directors, in compliance with Rule 3.10A of the Listing Rules. One of the three independent non-executive Directors possesses appropriate professional experience and related financial management expertise.

The Company has received from each of the independent non-executive Director a confirmation of his independence, in accordance with Rule 3.13 of the Listing Rules and the Company also considers that they are independent. There is no relationship (including financial, business, family or other material/relevant relationship) between any members of the Board.

Directors’ Re-election

Pursuant to the Articles of Association of the Company, the Directors shall hold office subject to retirement by rotation at the annual general meeting of the Company at least once every three years. In addition, any Director appointed by the Board during a year, whether to fill a casual vacancy or as additional member to the Board, shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election in that meeting. The term of office of each independent non-executive Directors is for a period of three years from 23 December 2013 to 22 December 2016 subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles of Association.

Responsibilities of the Board and Management

The Board, headed by the chairman, is responsible for providing high-level guidance and effective oversight of the management of the Company, formulation and approval of the Group’s development, business strategies, policies, annual budgets and business plans, recommendation of any dividend and supervision of management in accordance with the regulations governing the meetings of the Board, and the Articles of Association of the Company.

The chief executive officer and the other executive Directors are responsible for day-to-day management of the Company’s operations. The executive Directors conduct regular meetings with the management of the Group, at which operational issues and financial performance are evaluated.

The Company considers that internal control system and risk management function are essential and that the Board plays an important role in implementing and monitoring internal financial control and risk management.

Matters specifically decided by the Board and those reserved for the management, such as daily management, administration and operation of the Company, etc., are reviewed by the Board on a periodic basis. The management shall report back to the Board.

The procedures to enable Directors to seek independent professional advice in appropriate circumstances at the Company’s expenses were established.

The Articles of Association state the responsibilities and operational procedures of the Board. The Board will meet at least four times a year at regular intervals to consider operational reports and financial results of the Company and policies. Significant operational policies have to be discussed and passed by the Board.

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During the Review Period, four Board meetings were held and the attendance record of each Director is set out below:

Attendance/ No. of meeting(s)
Board Meeting
Executive Directors
LI Feilie (Chairman and Chief Executive Officer)	3/4
HAN Weibing (Chief Operating Officer)	2/4
WAN Huojin (Chief Technical Officer)	2/4
TAM Cheuk Ho	4/4
WONG Wah On Edward	4/4

Independent Non-executive Directors
LO Kin Cheung	3/4
HUANG Zuye	2/4
GU Jianshe	2/4

No general meeting of the Company was held during the Review Period.

Directors’ Induction and Continuous Professional Development

Prior to the listing of the Company, the Company organized one training session, conducted by lawyers, for all Directors. Topics of the training included the following:

–	Training on the Hong Kong Listing Rules

–	Training on the compliance issue of companies listed in Hong Kong

–	Training on the continuing obligations and statutory obligations for directors of listed companies

–	Other statutory and regulatory updates

In addition, relevant reading materials including legal and regulatory updates were provided to the Directors in March 2014 (subsequent to the listing of the Company) for their reference and studying. This is to ensure that all the Directors are sufficiently aware of their responsibilities under the Listing Rules and other relevant regulatory requirements.

The Company understands that the Directors should participate in appropriate continuous professional development programs to develop and refresh their knowledge and skills to ensure that their contribution to the Board remains informed and relevant. Internally-facilitated briefings for the Directors will be arranged in the forthcoming financial year and reading material on relevant topics will be issued to the Directors where appropriate. All Directors are encouraged to attend relevant training courses at the Company’s expenses.

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Responsibilities of Directors

In the course of discharging their duties, the Directors act in good faith, with due diligence and care, and in the best interests of the Company and its shareholders. Their responsibilities include the following:

–	attending regular Board meetings and focusing on business strategy, operational issues and financial performance;

–	active participation in the respective board of directors of the subsidiaries of the Company;

–	approval of annual budgets covering strategy, financial and business performance, key risks and opportunities;

–	monitoring the quality, timeliness, relevance and reliability of internal and external reporting;

–	monitoring and managing potential conflicts of interest of senior management, the Board and shareholders of the Company;

–	consideration of misuse of corporate assets and abuse of related party transactions; and

–	ensuring processes are in place to maintain the overall integrity of the Company, including financial statements, relationships with suppliers, customers and other stakeholders, and compliance with all laws and ethics.

To enable the Directors to fulfill their obligations, an appropriate organizational structure is in place with clearly defined responsibilities and limits of authority.

Corporate Governance functions

The Board is responsible for performing the following corporate governance duties as required under the CG Code:

–	to develop and review the Company’s policies and practices on corporate governance;

–	to review and monitor the training and continuous professional development of Directors and senior management;

–	to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

–	to develop, review and monitor the code of conduct and compliance manual applicable to employees and Directors; and

–	to review the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report.

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During the Review Period, the Board had performed the following corporate governance duties:

–	adoption of the corporate governance practices under the CG Code;

–	establishment of the Audit Committee, Nomination Committee, Remuneration Committee, and Corporate Social Responsibility Committee;

–	approval of Ernst & Young as the auditors of the Group and the corresponding audit plan;

–	review the compliance with the CG Code; and

–	review of the effectiveness of the internal controls and risk management systems of the Company through the Audit Committee.

Board Committees

A number of committees of the Board, including the Audit Committee, Nomination Committee, Remuneration Committee and Corporate Social Responsibility Committee, were established by the Company on 23 December 2013, with specific terms of reference relating to authority and duties, to strengthen the Board’s functions and enhance its expertise.

Audit Committee

As at the date of this report, the Audit Committee comprises three independent non-executive Directors, namely Mr. LO Kin Cheung, Mr. HUANG Zuye and Mr. GU Jianshe and is chaired by Mr. LO Kin Cheung.

The Audit Committee reports directly to the Board and reviews financial statements and internal controls in order to protect the interests of the Company’s shareholders.

The Audit Committee will meet regularly with the Company’s independent auditors, at least twice a year, to discuss accounting issues, and reviews effectiveness of internal controls and risk evaluation. Written terms of reference, which describe the authority and duties of the Audit Committee are regularly reviewed and updated by the Board. The terms of reference of the Audit Committee have complied with the CG Code and are posted on the designated website of the Hong Kong Stock Exchange at www.hkexnews.hk and the website of the Company at www.fsanthracite.com.

During the Review Period, the Audit Committee held two meetings, in February 2014 and March 2014, respectively, at which it:

–	approved Ernst & Young as the auditors of the Group and the corresponding audit plan;

–	reviewed the financial statements for the year ended 31 December 2013;

–	reviewed the effectiveness of the internal control system and risk management;

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–	reviewed the external auditors’ findings; and

–	reviewed and approved remuneration of auditors for financial year of 2013 and recommended the re-appointment of external auditors.

Members of Audit Committee	Attendance/ No. of meeting(s)
LO Kin Cheung (Chairman of the Audit Committee)	2/2
HUANG Zuye	2/2
GU Jianshe	2/2

Nomination Committee

As at the date of this report, the Nomination Committee comprises two executive Directors, namely Mr. LI Feilie and Mr. TAM Cheuk Ho and three independent non-executive Directors, namely Mr. HUANG Zuye, Mr. LO Kin Cheung and Mr. GU Jianshe and is chaired by Mr. HUANG Zuye.

The terms of reference of the Nomination Committee has complied with the CG Code which is posted on the designated website of the Hong Kong Stock Exchange at www.hkexnews.hk and the website of the Company at www.fsanthracite.com.

The Nomination Committee’s responsibilities include reviewing and recommending the structure, size, composition and diversity of the Board and recommending any change thereon; assessing the independence of independent non-executive Directors and recommending the re-election of Directors, etc.

During the Review Period, the Nomination Committee held one meeting, at which it:

–	reviewed of the structure, size, composition and diversity (including the skills, knowledge and experience) of the Board;

–	assessed the independence of the independent non-executive Directors; and

–	reviewed and made recommendations to the Board on re-election of retiring Directors at the AGM.

The attendance record of the meeting is set out below:

Members of Nomination Committee	Attendance/ No. of meeting(s)
HUANG Zuye (Chairman of the Nomination Committee)	1/1
LO Kin Cheung	1/1
GU Jianshe	1/1
LI Feilie	1/1
TAM Cheuk Ho	1/1

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The Board adopted the board diversity policy (“Board Diversity Policy”) in accordance with the requirement set out in the CG Code. Such policy aims to set out the approach towards achieving diversity on the Board.

In assessing the Board composition, the Nomination Committee would consider a number of perspectives as set out in the Board Diversity Policy, including but not limited to professional qualifications, regional and industry experience, educational and cultural background, skills, industry knowledge and reputation, gender, ethnicity, language skills and length of service, when making recommendations to the Board on the appointment and re-appointment of Directors and Directors’ succession planning.

The Company considers that the current composition of the Board is well balanced and of a diverse mix appropriate for the business of the Company.

Remuneration Committee

As at the date of this report, the Remuneration Committee comprises two executive Directors, namely Mr. LI Feilie and Mr. HAN Weibing, and three independent non-executive Directors, namely Mr. GU Jianshe, Mr. LO Kin Cheung and Mr. HUANG Zuye and is chaired by Mr. GU Jianshe.

The Remuneration Committee’s responsibilities include reviewing, considering and making recommendation to the Board on (i) the Company’s remuneration policy for Directors and senior management, (ii) remuneration packages for individual executive Directors and senior management including benefits in kind, pension rights and compensation payments, and (iii) remuneration of independent non-executive Directors, etc.

The terms of reference of the Remuneration Committee have complied with the CG Code and are posted on the designated website of the Hong Kong Stock Exchange at www.hkexnews.hk and the website of the Company at www.fsanthracite.com.

During the Review Period, the Remuneration Committee held one meeting, at which it made recommendation to the Board on the forthcoming remuneration policy and the remuneration of the executive Directors and the independent non-executive Directors.

The attendance record of the meeting is set out below:

Members of Remuneration Committee	Attendance/ No. of meeting(s)
GU Jianshe (Chairman of the Remuneration Committee)	1/1
LI Feilie	1/1
HAN Weibing	1/1
LO Kin Cheung	1/1
HUANG Zuye	1/1

The Group recognises the importance of high caliber and competent staff and continues to provide remuneration packages to employees with reference to prevailing market practices and individual performance. Other benefits, such as medical and retirement benefits, are also provided. In addition, share options may be granted to eligible employees of the Group (including Directors) in accordance with the terms of the Share Option Scheme.

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Pursuant to the CG Code B.1.5, the remuneration of the members of the senior management by band for the year ended 31 December 2013 is set out below:

Remuneration bands (CNY)	Number of person(s)
0 to 1,000,000	9

Further particulars regarding Directors’ remuneration and the five highest paid employees as required to be disclosed pursuant to Appendix 16 to the Listing Rules are set out in notes 10 and 11 to the audited financial statements of this annual report.

CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

As at the date of this report, the Corporate Social Responsibility Committee comprises two executive Directors, being Mr. WAN Huojin and Mr. HAN Weibing, and one independent non-executive Director, being Mr. GU Jianshe, and is chaired by Mr. GU Jianshe.

The primary purpose of Corporate Social Responsibility Committee is to assist the Board in reviewing the policies and overseeing the issues with respect to corporate social responsibility, including workplace quality, occupational health and safety, environmental protection, operating practices and community involvement.

The Corporate Social Responsibility Committee will hold at least one meeting in 2014 to make recommendation to the Board on the social responsibility of the Group.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as the code of conduct regarding securities transactions by the Directors. Having made specific enquiry of all Directors, all Directors confirmed that they have complied with the required standard set out in the Model Code throughout the Review Period.

The Company also has written guidelines regarding securities transactions on terms no less exacting than the required standard set out in the Model Code for senior management and any individuals who may have access to inside information in relation to the securities of the Company.

AUDITORS’ REMUNERATION

The service provided by Ernst & Young and the associated fees thereof for the year ended 31 December 2013 were as follows:

Description of services performed	Fee (CNY)
Audit
– statutory and regulatory filings	1,250,000
– Others *	7,025,000

*	The “others” represented the auditors’ remuneration for the audit services provided to the Company during its listing by way of introduction on the Hong Kong Stock Exchange.

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INTERNAL CONTROL

The Company places great importance on internal control and risk management. The Board has overall responsibility for the system of internal control and for reviewing its effectiveness. Deloitte Touche Tohmatsu has been appointed to carry out a review of the implemented system and procedures, including areas covering financial, operational and legal compliance controls and risk management functions in 2013. The internal control system is implemented to minimize the risk to which the Group is exposed and is used as a management tool for the day-to-day operation of business. The system can only provide reasonable but not absolute assurance against misstatement or losses.

The Board conducts at least annually a review of the effectiveness of the Group’s internal control systems. For the year ended 31 December 2013, the Board considered that the Group’s internal control system is adequate and effective and the Company has complied with the code provisions on internal control of the CG Code.

The Company has put in place an arrangement for employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters.

GOING CONCERN

As of 31 December 2013, the Group had a working capital deficiency of CNY1,168.2 million and had undrawn loan facilities totalling CNY260.0 million available to finance its future operations. Subsequent to the end of the reporting period, the Group has secured additional loan facilities as at 31 March 2014 totaling CNY650.0 million. Moreover, the Group obtained confirmation letters from the banks for the provision of loan facilities totalling CNY1,950.0 million pursuant to certain conditions.

In the opinion of the Directors, the Group’s forecasts and projections, after taking account of reasonably possible changes in trading performance, operating as well as capital expenditure, and the available bank facilities, support the Group’s ability to continue to operate within the level of its current capacity and that the Group is expected to have sufficient liquidity to finance its operations for the next twelve months. Therefore, the financial statements have been prepared on a going concern basis. The going concern basis assumes that the Group will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

COMPANY SECRETARY

The company secretary of the Company has duly complied with the relevant training requirement under Rule 3.29 of the Listing Rules.

CONSTITUTIONAL DOCUMENTS

The Memorandum and Articles of Association of the Company were amended in 2013 to comply with the listing requirements of Hong Kong.

A copy of the Memorandum and Articles of Association of the Company is posted on the designated website of the Hong Kong Stock Exchange at www.hkexnews.hk and the website of the Company at www.fsanthracite.com.

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SHAREHOLDER RIGHTS AND INVESTOR RELATIONS

(a)	Procedures for requisitioning an extraordinary general meeting

Shareholders may put forward proposals at general meetings by requisitioning an extraordinary general meeting. Pursuant to Article 10.3 of the Company’s Articles of Association, extraordinary general meetings may be convened by the Board on the written requisition of any two or more shareholders holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company or any one shareholder which is a recognised clearing house (or its nominee(s)) holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. The requisition shall be deposited at the principal office of the Company in Hong Kong (Room 2205, Shun Tak Centre, 200 Connaught Road Central, Sheung Wan, Hong Kong) or, in the event the Company ceases to have such a principal office, the registered office (Kingston Chambers, P.O. Box 173, Road Town, Tortola, the British Virgin Islands) specifying the objects of the meeting and signed by the requisitionist(s). If the Board does not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 days, the requisitionist(s) themselves or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Board provided that any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to them by the Company.

(b)	Communication with shareholders and investors

Shareholders are provided with detailed information about the Company set out in the interim/annual report and/or the circular so that they can exercise their rights in an informed manner.

The Company uses a range of communication tools, such as the annual general meeting, the annual report, interim report, various notices, announcements and circulars, to ensure its shareholders are kept well informed of key business imperatives.

General meetings of the Company provide a direct forum of communication between its shareholders and the Board. Shareholders are welcome to put forward enquiries to the Board or the management thereat and the chairman of the Board, or in his absence, an executive Director of the Company, as well as chairmen of the Nomination Committee, Remuneration Committee and Audit Committee, or in their absence, other members of the respective committees, and where applicable, the independent board committee, will be commonly be present and available to answer questions and shareholders may also contact the company secretary of the Company to direct their written enquires.

The Company is committed to enhance communications and relationships with its investors. Designated management maintains an open dialogue with institutional investors and analysts to keep them abreast of the Company’s developments.

The Company also maintains a website at www.fsanthracite.com, where updates on the Company’s business developments and operations, financial information and news can be found.

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Shareholders may at any time send their enquiries and concerns to the Board in writing through the company secretary of the Company whose contact details are as follows: -

Room 2205, Shun Tak Centre, 200 Connaught Road Central, Sheung Wan, Hong Kong

Fax: (852) 2810 6963

Email: bonyue@fsanthracite.com

In addition, procedure for shareholders to propose a person for election as a Director is available on the Company’s website at www.fsanthracite.com.

The above procedures are subject to the Articles of Association of the Company and applicable laws and regulations.

DIRECTORS’ RESPONSIBILITY IN PREPARING THE FINANCIAL STATEMENTS

The Directors acknowledge that it is their responsibility to prepare the financial statements which give a true and fair view of the state of affairs of the Group and of the loss and cash flows position of the Group for the year and which are in compliance with International Financial Reporting Standards, statutory requirements and other regulatory requirements. As at 31 December 2013, the Board was not aware of any material misstatement or uncertainties that might put doubt on the Group’s financial position or ability to continue as a going concern. The Board endeavors to ensure a balanced, clear and understandable assessment of the Group’s performance, position and prospects in financial reporting. The statement of the Auditors regarding their reporting responsibility for the financial statements is set out in the Independent Auditors’ Report on pages 46 to 47 of this annual report. There are no material uncertainties relating to events or conditions that may cast significant doubt upon the Group’s ability to continue as a going concern.

45

Independent auditors’ report

To the shareholders of Feishang Anthracite Resources Limited

(Incorporated in the British Virgin Islands with limited liability)

We have audited the consolidated financial statements of Feishang Anthracite Resources Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 48 to 115, which comprise the consolidated and company statements of financial position as at 31 December 2013, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

46

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013 and of the Group’s loss and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young

Certified Public Accountants

22/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

31 March 2014

47

Consolidated Statement of PROFIT OR LOSS

Year ended 31 December 2013

	Notes	2013	2012
		CNY’000	CNY’000
Revenue	4	178,501	141,939
Cost of sales	5	(108,242)	(95,889)
Gross profit		70,259	46,050
Selling and distribution expenses		(6,110)	(3,694)
Administrative expense		(142,064)	(77,334)
Impairment loss on property, plant and equipment	16	(184,417)	–
Other operating expenses		(6,003)	(1,624)
OPERATING LOSS		(268,335)	(36,602)
Finance costs	6	(115,253)	(44,533)
Interest income	8	1,102	1,048
Non-operating income/(expenses), net	7	132	(2,179)
LOSS BEFORE INCOME TAX	8	(382,354)	(82,266)
Income tax benefit	12	47,817	15,210
LOSS FOR THE YEAR		(334,537)	(67,056)
Attributable to:
Owner of the Company	13	(334,119)	(75,312)
Non-controlling interests		(418)	8,256
		(334,537)	(67,056)
LOSS PER SHARE ATTRIBUTABLE TO OWNER OF THE COMPANY (CNY PER SHARE)
Basic	14	(2.78)	(0.63)
Diluted	14	(2.78)	(0.63)

48

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December 2013

	2013	2012
	CNY’000	CNY’000
LOSS FOR THE YEAR	(334,537)	(67,056)
Other comprehensive income:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	907	82
Total other comprehensive income for the year, net of tax	907	82
TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX	(333,630)	(66,974)
Attributable to:
Owner of the Company	(333,212)	(75,230)
Non-controlling interests	(418)	8,256
	(333,630)	(66,974)

49

Consolidated Statement of financial position

31 December 2013

	Notes	2013	2012
		CNY’000	CNY’000
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	16	2,461,963	2,327,641
Rehabilitation fund	17	37,350	29,894
Prepayments, deposits and other receivables	20	100,658	115,821
Deferred tax assets	12	9,830	3,752
TOTAL NON-CURRENT ASSETS		2,609,801	2,477,108
CURRENT ASSETS
Inventories	18	14,363	11,266
Trade and bills receivables	19	68,059	48,967
Corporate income tax refundable		12,007	3,901
Prepayments, deposits and other receivables	20	30,584	33,554
Pledged and restricted time deposits	21	24,864	7,082
Term deposits with an original maturity over three months	21	–	20,000
Cash and cash equivalents	21	146,883	160,984
TOTAL CURRENT ASSETS		296,760	285,754
TOTAL ASSETS		2,906,561	2,762,862
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and bills payables	22	143,246	103,798
Other payables and accrued liabilities	23	117,315	60,155
Interest-bearing bank and other borrowings	24	1,018,550	443,900
Due to related companies	31	131,000	672,401
Interest payable		15,102	9,093
Income tax payable		879	950
Mining rights payables	25	38,876	25,568
TOTAL CURRENT LIABILITIES		1,464,968	1,315,865
NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	24	889,504	569,630
Interest payable		16,729	17,894
Deferred tax liabilities	12	216,320	267,004
Mining rights payables	25	55,442	77,810
Asset retirement obligations	26	8,222	7,064
TOTAL NON-CURRENT LIABILITIES		1,186,217	939,402
TOTAL LIABILITIES		2,651,185	2,255,267
EQUITY
Issued capital	27	973	–
Reserves	29	160,880	413,654
EQUITY ATTRIBUTABLE TO OWNER OF THE COMPANY		161,853	413,654
NON-CONTROLLING INTERESTS		93,523	93,941
TOTAL EQUITY		255,376	507,595
TOTAL LIABILITIES AND EQUITY		2,906,561	2,762,862

Li Feilie	Wong Wah On Edward
Chairman and Executive Director	Executive Director

50

Consolidated Statement of changes in equity

Year ended 31 December 2013

	Attributable to owner of the Company
	Issued capital	Share premium account*	Safety fund and production maintenance fund*	Special reserve*	Retained earnings*	Exchange fluctuation reserve*	Total	Non- controlling interests	Total equity
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
	Note 27	Note 29 (a)	Note 29 (b)	Note 29 (c)
At 1 January 2012	–	–	4,321	18,873	455,805	785	479,784	85,685	565,469
(Loss)/profit for the year	–	–	–	–	(75,312)	–	(75,312)	8,256	(67,056)
Foreign currency translation adjustments	–	–	–	–	–	82	82	–	82
Total comprehensive (loss)/income for the year	–	–	–	–	(75,312)	82	(75,230)	8,256	(66,974)
Deemed contribution from the owner of the Company (note 31(c))	–	–	–	9,100	–	–	9,100	–	9,100
Appropriation and utilisation of safety fund and production maintenance fund, net	–	–	4,127	–	(4,127)	–	–	–	–
At 31 December 2012 and at 1 January 2013	–	–	8,448	27,973	376,366	867	413,654	93,941	507,595
Loss for the year	–	–	–	–	(334,119)	–	(334,119)	(418)	(334,537)
Foreign currency translation adjustments	–	–	–	–	–	907	907	–	907
Total comprehensive (loss)/income for the year	–	–	–	–	(334,119)	907	(333,212)	(418)	(333,630)
Issue of shares	973	75,859	–	–	–	–	76,832	–	76,832
Deemed contribution from the owner of the Company (note 31(c))	–	–	–	4,579	–	–	4,579	–	4,579
Appropriation and utilisation of safety fund and production maintenance fund, net	–	–	(1,386)	–	1,386	–	–	–	–
At 31 December 2013	973	75,859	7,062	32,552	43,633	1,774	161,853	93,523	255,376

*	These reserve accounts comprise the consolidated reserves of CNY160.9 million (2012: CNY413.7 million) as of 31 December 2013.

51

Consolidated Statement of cash flows

Year ended 31 December 2013

	Notes	2013	2012
		CNY’000	CNY’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax		(382,354)	(82,266)
Adjustments for:
Interest income	8	(1,102)	(1,048)
Finance costs		105,518	44,410
Depreciation and amortisation	8	25,141	17,812
Loss on disposal of items of property, plant and equipment	8	–	194
Impairment loss on property, plant and equipment	8, 16	184,417	–
Impairment of inventories	8, 18	1,069	–
Sub-total		(67,311)	(20,898)
Increase in rehabilitation fund		(7,456)	(6,876)
Increase in trade and bills receivables		(22,474)	(15,409)
Increase in inventories		(4,166)	(5,938)
Decrease/(increase) in prepayments, deposits and other receivables		1,752	(8,696)
Increase in trade and bills payables		9,969	20,294
Increase in other payables and accrued liabilities		56,637	20,049
Cash used in operations		(33,049)	(17,474)
Interest received		1,102	1,048
Interest paid		(101,030)	(43,816)
Income tax paid		(17,122)	(10,406)
Net cash flows used in operating activities		(150,099)	(70,648)
CASH FLOWS FROM INVESTING ACTIVITIES
Prepayment for purchase of land use rights		(12,244)	(12,508)
Purchase of items of property, plant and equipment		(285,145)	(347,672)
Net proceeds from disposal of items of property, plant and equipment		–	888
Advances to related companies		–	(29,000)
Repayments from related companies		–	3,140
Increase in pledged time deposits		(16,000)	–
Decrease in term deposits with an original maturity over
three months		20,000	–
Net cash flows used in investing activities		(293,389)	(385,152)

continued/...

52

	Notes	2013	2012
		CNY’000	CNY’000
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares	27	76,832	–
Proceeds from interest-bearing bank and other borrowings		1,379,600	501,258
Repayments of interest-bearing bank and other borrowings		(489,350)	(228,100)
(Decrease)/Increase of restricted time deposits		(1,782)	13,918
Advances from related companies		1,800,926	456,226
Repayments to related companies		(2,337,230)	(200,492)
Net cash flows from financing activities		428,996	542,810
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(14,492)	87,010
Net foreign exchange difference		391	332
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		160,984	73,642
CASH AND CASH EQUIVALENTS AT END OF YEAR	21	146,883	160,984
Supplementary disclosures of cash flow information:
Total cash paid for interest (including capitalised interest of CNY32.6 million for the year ended 31 December 2013
(2012: CNY42.8 million))		133,633	86,579

53

Statement of Financial position

31 December 2013

	Notes	2013	2012
		CNY’000	CNY’000
NON-CURRENT ASSET
Investment in a subsidiary	32	–	–
CURRENT ASSETS
Due from a subsidiary	32	8,944	9,202
Cash and cash equivalents	21	55,704	–
TOTAL CURRENT ASSETS		64,648	9,202
TOTAL ASSETS		64,648	9,202
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities		34,102	236
Due to parent	32	–	9,537
TOTAL CURRENT LIABILITIES		34,102	9,773
TOTAL LIABILITIES		34,102	9,773
EQUITY
Issued capital	27	973	–
Reserve	29	29,573	(571)
EQUITY ATTRIBUTABLE TO OWNER OF THE COMPANY		30,546	(571)
TOTAL EQUITY		30,546	(571)
TOTAL LIABILITIES AND EQUITY		64,648	9,202

Li Feilie	Wong Wah On Edward
Chairman and Executive Director	Executive Director

54

Notes to the Financial Statements

31 December 2013

1.	CORPORATE INFORMATION

The Company is a limited liability company incorporated in the British Virgin Islands (“BVI”) on 6 January 2010. The registered office address of the Company is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

China Natural Resources, Inc. (“CHNR”) is a BVI holding company incorporated in 1993 with its shares listed on the NASDAQ Capital Market in the United States. The Company was a wholly-owned subsidiary of CHNR during the year. As further discussed in note 36, CHNR completed the spin off (“Spin-off”) of its shareholding in the Company and the Company was listed by introduction on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on 22 January 2014. After the Spin-off, CHNR’s shareholders hold the equity interest in the Company directly.

CHNR’s principal shareholder is Feishang Group Limited (“Feishang” or the “controlling shareholder”), a company incorporated in the British Virgin Islands. Mr. Li Feilie, the director and beneficial owner of Feishang, is the chairman and chief executive officer of the Company. In the opinion of the directors of the Company, the ultimate holding company of the Company is Laitan Investments Limited, a company incorporated in the British Virgin Islands.

The Company is an investment holding company. During the year, the Company’s subsidiaries were engaged in the acquisition, construction and development of anthracite coal mines and extraction and sale of anthracite coal.

As at 31 December 2013, the Group had net current liabilities of CNY1,168.2 million (2012: CNY1,030.1 million) and total assets less current liabilities of CNY1,441.6 million (2012: CNY1,447.0 million).

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and the disclosure requirement of the Hong Kong Companies Ordinance, which comprise all standards and interpretations approved by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention. These financial statements are presented in Chinese Yuan (“CNY”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31 December 2013. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

55

2.1	BASIS OF PREPARATION (continued)

Basis of consolidation (continued)

Profit or loss and each component of other comprehensive income are attributed to the owner of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described in the accounting policy for subsidiaries below. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained earnings, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

Going concern

As of 31 December 2013, the Group had a working capital deficiency of CNY1,168.2 million and had undrawn loan facilities totalling CNY260.0 million available to finance its future operations. Subsequent to the end of the reporting period, the Group has secured additional loan facilities as at 31 March 2014 totaling CNY650.0 million. Moreover, the Group obtained confirmation letters from the banks for the provision of loan facilities totalling CNY1,950.0 million pursuant to certain conditions.

In the opinion of the Directors, the Group’s forecasts and projections, after taking account of reasonably possible changes in trading performance, operating as well as capital expenditure, and the available bank facilities, support the Group’s ability to continue to operate within the level of its current capacity and that the Group is expected to have sufficient liquidity to finance its operations for the next twelve months. Therefore, the financial statements have been prepared on a going concern basis. The going concern basis assumes that the Group will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

56

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures – Transfers of Financial Assets
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 10, IFRS 11 and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance
IFRS 13	Fair Value Measurement
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income
IAS 19 (2011)	Employee Benefits
IAS 27 (2011)	Separate Financial Statements
IAS 28 (2011)	Investments in Associates and Joint Ventures
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in June 2012

Other than as further explained below regarding the impact of IFRS 10, IFRS 12, IFRS 13 and IAS 1 Amendments, the adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

The principal effects of adopting these new and revised IFRSs are as follows:

(a)	IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements and addresses the issues in SIC Interpretation 12 Consolidation – Special Purpose Entities. It establishes a single control model used for determining which entities are consolidated. To meet the definition of control in IFRS 10, an investor must have (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. The changes introduced by IFRS 10 require management of the Group to exercise significant judgement to determine which entities are controlled.

As a result of the application of IFRS 10, the Group has changed the accounting policy with respect to determining which investees are controlled by the Group.

The application of IFRS 10 does not change any of the consolidation conclusions of the Group in respect of its involvement with investees as at 1 January 2013. The adoption of IFRS 10 did not have any impact on the earnings per share attributable to owners of the parent and other comprehensive income for the year ended 31 December 2012.

57

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

(b)	IFRS 12 sets out the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities. Details of the disclosures for subsidiaries are included in note 32 to the financial statements.

(c)	IFRS 13 provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard does not change the circumstances in which the Group is required to use fair value, but rather provides guidance on how fair value should be applied where its use is already required or permitted under other IFRSs. IFRS 13 is applied prospectively and the adoption has had no material impact on the Group’s fair value measurements. As a result of the guidance in IFRS 13, the policies for measuring fair value have been amended. The amendments have had no impact on the financial position or performance of the Group.

(d)	The IAS 1 Amendments change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) are presented separately from items which will never be reclassified (for example, the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of comprehensive income has been restated to reflect the changes. In addition, the Group has chosen to use the new title “statement of profit or loss” as introduced by the amendments in these financial statements.

58

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the current year’s financial statements:

IFRS 9	Financial Instruments(4)
IFRS 9, IFRS 7 and IAS 39 Amendments	Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39(4)
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised) – Investment Entities(1)
IFRS 14	Regulatory Deferral Accounts(3)
IAS 19 Amendments	Amendments to IAS 19 Employee Benefits – Defined Benefit Plans: Employee Contributions(2)
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities(1)
IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets(1)
IAS 39 Amendments	Amendments to IAS 39 Financial Instruments: Recognition and Measurement Novation of Derivatives and Continuation of Hedge Accounting(1)
IFRIC 21	Levies(1)
Annual Improvements 2010-2012 Cycle	Amendments to a number of IFRSs issued in December 2013(2)
Annual Improvements 2011-2013 Cycle	Amendments to a number of IFRSs issued in December 2013(2)

[1]	Effective for annual periods beginning on or after 1 January 2014
[2]	Effective for annual periods beginning on or after 1 July 2014
[3]	Effective for annual periods beginning on or after 1 January 2016
[4]	No mandatory effective date yet determined but is available for adoption

Further information about those changes that are expected to significantly affect the Group is as follows:

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

59

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

In October 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated as at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in OCI. The remainder of the change in fair value is presented in the statement of profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in the statement of profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

In November 2013, the IASB added to IFRS 9 the requirements related to hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting. The amendments to IFRS 9 relax the requirements for assessing hedge effectiveness which result in more risk management strategies being eligible for hedge accounting. The amendments also allow greater flexibility on the hedged items and relax the rules on using purchased options and non-derivative financial instruments as hedging instruments. In addition, the amendments to IFRS 9 allow an entity to apply only the improved accounting for own credit risk-related fair value gains and losses arising on FVO liabilities as introduced in 2010 without applying the other IFRS 9 requirements at the same time.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply. The previous mandatory effective date of IFRS 9 was removed by the IASB in November 2013 and a mandatory effective date will be determined after the entire replacement of IAS 39 is completed. However, the standard is available for application now. The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

Amendments to IFRS 10 included a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27 (Revised). The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The Group expects that these amendments will not have any impact on the Group as the Company is not an investment entity as defined in IFRS 10.

60

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The IAS 32 Amendments clarify the meaning of “currently has a legally enforceable right to set off” for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on 1 January 2014.

The IAS 36 Amendments remove the unintended disclosure requirement made by IFRS 13 on the recoverable amount of a cash-generating unit which is not impaired. In addition, the amendments require the disclosure of the recoverable amounts for the assets or cash-generating units for which an impairment loss has been recognised or reversed during the reporting period, and expand the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal. The amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Subsidiaries

A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	the contractual arrangement with the other vote holders of the investee;

(b)	rights arising from other contractual arrangements; and

(c)	the Group’s voting rights and potential voting rights.

The results of subsidiaries are included in the Company’s statement of profit or loss to the extent of dividends received and receivable. The Company’s investments in subsidiaries that are not classified as held for sale in accordance with IFRS 5 are stated at cost less any impairment losses.

61

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Business combinations

The acquisition of subsidiaries and businesses under common control, where applicable, has been accounted for using merger accounting. The financial statements of the combining entities or businesses under common control are prepared for the same reporting period as the Company, using consistent accounting policies.

The merger method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combinations occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling shareholder. The net assets of the combining entities or businesses are combined using the existing book values from the controlling shareholder’s perspective. No amount is recognised in respect of goodwill or the excess of the acquirers’ interest in the net fair value of acquirees’ identifiable assets, liabilities and contingent liabilities over the cost of investment at the time of common control combination.

The consolidated statement of profit or loss includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control or since their respective dates of incorporation/establishment, where this is a shorter period, regardless of the date of the common control combination. All intra-group balances, transactions, unrealised gains and losses resulting from intra-group transactions and dividends are eliminated on consolidation.

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owner of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Business combinations (continued)

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through the statement of profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 is measured at fair value with changes in fair value either recognised in profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognised in the statement of profit or loss as a gain on bargain purchase.

(c)	Related parties

A party is considered to be related to the Group if:

(1)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(2)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Related parties (continued)

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (1); and

(vii)	a person identified in (1)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(d)	Property, plant and equipment

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

Exploration rights are capitalised and amortised over the term of the licence granted to the Group by the authorities.

When proved and probable coal reserves have been determined, costs incurred to develop coal mines are capitalised as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortisation and any impairment losses. The costs of mining rights are initially capitalised when purchased. If proved and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalised and are amortised upon production based on actual units of production over the estimated proved and probable reserves of the mines. For mining rights in which proved and probable reserves have not yet been established, the Group assesses the carrying value for impairment at the end of each reporting period. The Group’s rights to extract minerals are contractually limited by time. However, the Group believes that it will be able to extend its licences.

Mining related buildings, mining structures and mining related machinery and equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which proved and probable reserves have been established are depreciated upon production based on actual units of production over the estimated proved and probable reserves of the mines.

Reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once a year. Any material effect from changes in estimates is considered in the period the change occurs.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, plant and equipment (continued)

Depreciation for the following items is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset.

Estimated useful lives are as follows:

Non-mining related buildings	15 – 35 years
Non-mining related machinery and equipment	5 – 15 years
Motor vehicles	5 – 8 years

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognised in the statement of profit or loss.

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives or units of production of those assets. Construction costs are capitalised as incurred. Interest is capitalised as incurred during the construction period.

(e)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Fair value measurement (continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	–	based on quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2	–	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly
Level 3	–	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

(f)	Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralisation in existing coal bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is expensed as incurred.

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to the statement of profit or loss as incurred, unless a future economic benefit is more likely than not to be realised. Exploration and evaluation assets acquired in a business combination are initially recognised at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, etc.), the asset’s recoverable amount is estimated.

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. The calculation of fair value less costs of disposal is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset or other appropriate valuation techniques. The value in use calculation is based on a discounted cash flow model, using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years.

(h)	Financial assets

As of 31 December 2013 and 2012, the Group’s financial assets within the scope of IAS 39 are all classified as loans and receivables. All financial assets are recognised initially at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Financial assets (continued)

Subsequent measurement of loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables are included in “trade and bills receivables”, “prepayments, deposits and other receivables”, “term deposits with an original maturity over three months”, “restricted time deposits”, “cash and cash equivalents”, “rehabilitation fund” and “due from related companies” in the consolidated statements of financial position. These assets are subsequently carried at amortised cost using the effective interest rate method (“EIR”) less any provision for impairment. Gains and losses are recognised in interest income or finance costs in the consolidated statement of profit or loss when the loans and receivables are derecognised as well as through the amortisation process.

Fair value of loans and receivables

As of 31 December 2013 and 2012, the carrying amounts of rehabilitation fund are not materially different from their fair values. The carrying values of other financial assets approximated to their fair values due to the short-term maturities of these instruments.

Impairment of loans and receivables

The Group assesses at the end of each reporting date whether there is objective evidence that the loans and receivables are impaired. The Group first assesses whether impairment exists individually for loans and receivables that are individually significant, or collectively for loans and receivables that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loans and receivables, whether significant or not, it includes the asset in a group of loans and receivables with similar credit risk characteristics and collectively assesses them for impairment. Loans and receivables that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognised in the statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Financial assets (continued)

Impairment of loans and receivables (continued)

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated statement of profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

Derecognition of loans and receivables

For financial assets classified as loans and receivables, the financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

(i)	the rights to receive cash flows from the asset have expired;

(ii)	the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

(iii)	the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial liabilities at amortised cost

Financial liabilities including trade and bills payables, amounts due to related companies, other payables and certain accrued liabilities, interest-bearing loans, mining rights payable and interest payable are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest rate. The related interest expense is recognised within “finance costs” in the consolidated statement of profit or loss.

Gains and losses are recognised in the consolidated statement of profit or loss when the liabilities are derecognised as well as through the amortisation process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.

Fair value

As of 31 December 2013 and 2012, the carrying values of these financial liabilities other than long-term interest-bearing loans and mining rights payable approximated to their fair values due to the short-term maturities of these instruments. The carrying values of long-term interest bearing-loans and mining rights payable approximated to their fair values as the interest rates on almost all the balances are reset each year based on prevailing interest rates stipulated by the People’s Bank of China.

The Group had no financial liabilities measured at fair value on a recurring or a non-recurring basis as of 31 December 2013 and 2012.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated statement of profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

(k)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted-average method. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Major types of inventories include:

•	Spare parts and consumables

•	Coal

(l)	Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

(m)	Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in note 9.

Housing funds

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Asset retirement obligations

The Group’s legal or constructive obligations associated with the retirement of non-financial assets are recognised at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made. Upon initial recognition of a liability, a corresponding amount is capitalised as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalised asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognised over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance costs in the consolidated statement of profit or loss. Any difference between the recorded obligation and the actual costs of reclamation is recorded in the statement of profit or loss in the period the obligation is settled.

(o)	Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

(p)	Revenue recognition

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognised when the significant risks and rewards of ownership have passed to the customer and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable in the consolidated statement of financial position. VAT on sales amounted to CNY38.1 million (2012: CNY29.8 million) for the year ended 31 December 2013. The Group recognises revenues net of VAT.

The price adjustment fund (“PAF”) was imposed by the Guizhou Provincial Government of the PRC at predetermined rates and on the quantity of coal sold by entities operating in Guizhou Province. The PAF paid can be claimed as a deductible expense for corporate income tax purposes and the amount claimed is based on the actual amount paid. The Group recognises PAF in “cost of sales” in the consolidated statement of profit or loss.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Income taxes

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of profit or loss or consolidated statement of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•	when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Income taxes (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(r)	Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefit expense. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

(s)	Foreign currency translation

The functional currency of substantially all the operations of the Group is the CNY, the national currency of the PRC. Transactions denominated in currencies other than the CNY recorded by the entities of the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into CNY at the functional currency rates of exchange prevailing at the end of the reporting period. The resulting exchange gains or losses are credited or charged to the statement of profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

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2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Foreign currency translation (continued)

The financial statements of certain overseas subsidiary operations with a functional currency other than the CNY have been translated into CNY. The assets and liabilities of these entities have been translated using the exchange rates prevailing at the reporting date and the statements of profit or loss have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of other comprehensive income.

On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of profit or loss.

(t)	Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss.

(u)	Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the lower of its fair value of the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the statement of profit or loss so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable under operating leases net of any incentives received from the lessor are charged to the statement of profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms.

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2.5	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities at the reporting date and the reported amounts of revenues and expenses during the year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the financial statements.

(i)	Commercial production start date

The Group assesses the stage of each coal mine under construction to determine when a coal mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each coal mine construction project. The Group considers various relevant criteria to assess when the coal mine is substantially complete, ready for its intended use and is reclassified from “Construction in progress” to respective categories including “Mining structures”, “Building”, “Machinery and equipment”. The criteria will include, but are not limited, to the following:

•	The level of capital expenditure compared to the construction cost estimates

•	Completion of a reasonable period of testing of the mine and equipment

•	Ability to produce coal in saleable form (within specifications)

•	Ability to sustain ongoing production of coal

When a mine construction project moves into the production stage, the capitalisation of certain coal mine construction costs ceases, and further extraction costs incurred are either regarded as inventories or expensed, except for costs that qualify for capitalisation relating to mining asset additions or improvements, underground mine development or mineable reserve development. The commercial production start date is also the date when depreciation and/or amortisation of the mining structure assets commences.

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2.5	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustments to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The Company has based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

(i)	Impairment of property, plant and equipment

Long-lived assets to be held and used, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group’s results of operations or financial position.

Other than those disclosed in note 16, there were no impairments recognised for the year.

(ii)	Units-of-production depreciation for mining related assets

The Group determines the depreciation and/or amortisation of mining related assets by the actual units of production over the estimated reserves of the mines. The reserve estimates are discussed in note 2.5 (iv) below.

(iii)	Useful lives of non-mining related property, plant and equipment

The Group’s management determines the estimated useful lives and related depreciation charges for its non-mining related property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of non-mining related property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation and competitor action in response to severe industry cycles. Management will increase the depreciation charges where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

77

2.5	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Estimates and assumptions (continued)

(iv)	Reserve estimates

Proved and probable coal reserve estimates are estimates of the amount of coal that can be economically and legally extracted from the Group’s mining properties. In determining the estimates, recent production and technical information of each mine will be considered.

Fluctuations in factors including the price of coal, production costs and transportation costs of coal, a variation on recovery rates or unforeseen geological or geotechnical perils may render it necessary to revise the estimates of coal reserves.

Because the economic assumptions used to estimate reserves changes from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to change in estimated future cash flows.

•	Depreciation, depletion and amortisation charged to the statement of profit or loss may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•	Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

(v)	Trade and other receivables

The Group’s management determines the provision for impairment of trade and other receivables. This estimate is based on the credit history of its customers and current market conditions. Management reassesses the provision at the end of each reporting period.

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2.5	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Estimates and assumptions (continued)

(vi)	Income taxes

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will be reflected in the income tax and deferred tax provisions in the period in which the determination is made. In addition, the realisation of future income tax assets is dependent on the Group’s ability to generate sufficient taxable income in future years to utilise income tax benefits and income tax loss carryforwards. Deviations of future profitability from estimates or in the income tax rate would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings.

(vii)	Provision for asset retirement obligations

The provision for asset retirement obligations is determined by management based on the past experience and best estimation of future expenditures, taking into account existing relevant PRC regulations. However, insofar as the effect on the land and the environment from current mining activities becomes apparent in future years, the estimate of the associated costs may be subject to revision from time to time.

3.	OPERATING SEGMENT INFORMATION

For management purposes, the Group operates in one business unit based on its products, and has only one reportable segment which is the exploration and mining of coal. The Group conducts its principal operation in Mainland China. Management monitors the operating results of its business unit for the purpose of making decisions about resources allocation and performance assessment.

Geographic information

The Group’s revenue from external customers is derived solely from its operation in Mainland China, and no non-current assets of the Group are located outside Mainland China.

Information about major customers

During the year ended 31 December 2013, sales derived from three customers accounted for 27.7%, 19.0% and 14.5% of the consolidated revenue, respectively. During the year ended 31 December 2012, sales derived from two customers accounted for 24.1% and 15.3% of the consolidated revenue, respectively.

79

4.	REVENUE

Revenue represents the following:

	2013	2012
	CNY’000	CNY’000
Sale of coal	178,501	141,939

All of the Group’s revenue is derived solely from its operations in Mainland China.

5.	COST OF SALES

Cost of sales represents the following:

	2013	2012
	CNY’000	CNY’000
Sale of coal (note 8)	108,242	95,889

6.	FINANCE COSTS

	2013	2012
	CNY’000	CNY’000
Interest on interest-bearing bank and other borrowings	132,215	83,490
Interest on payables for mining rights	6,263	5,892
Total interest expense	138,478	89,382
Less: capitalised interest (note 16)	(33,684)	(45,609)
Bank charges	1,832	123
Entrusted loan commission fee	7,903	–
Accretion expenses (note 26)	724	637
	115,253	44,533

7.	NON-OPERATING INCOME/(EXPENSES), NET

	2013	2012
	CNY’000	CNY’000
Reversal of other payable	1,271	–
Loss on disposal of items of property, plant and equipment (note 8)	–	(194)
Donation	(853)	(1,445)
Others	(286)	(540)
	132	(2,179)

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8.	LOSS BEFORE INCOME TAX

The Group’s loss before income tax is arrived at after charging/(crediting):

	2013	2012
	CNY’000	CNY’000
Crediting:
Interest income on bank deposits	1,102	1,048
Charging:
Cost of inventories sold (a)	72,938	66,963
Price adjustment fund	5,536	12,116
Sales tax and surcharge	5,415	3,897
Utilisation of safety fund and production maintenance fund	24,353	12,913
Cost of sales (note 5)	108,242	95,889
Employee benefit expenses (note 9)	72,751	63,941
Depreciation, depletion and amortisation:
Property, plant and equipment	25,141	17,812
Auditors’ remuneration:
Audit fee	1,265	24
Audit-related fee	7,025	2,425
Operating lease rental:
Office properties	200	622
Loss on disposal of items of property, plant and equipment (note 7)	–	194
Impairment of property, plant and equipment (note 16)	184,417	–
Write-down of inventories to net realisable value (note 18)	1,069	–
Repairs and maintenance	1,245	1,209
Losses arising from temporary suspension of production (b)	9,565	3,278

(a)	Included in the cost of inventories sold are CNY55.0 million for the year ended 31 December 2013 (2012: CNY51.6 million), relating to employee benefit expenses, and depreciation, depletion and amortisation, and these amounts are also included in the respective amounts disclosed separately above for each type of expense.

(b)	The amount represented the overhead costs incurred during the period of temporary suspension of production implemented by the local governments for inspections as well as the suspension of production in Gouchang Coal Mine according to Guizhou Province’s coal mine consolidation policy issued in March 2013.

81

9.	EMPLOYEE BENEFITS

	Year ended December 31,
	2013	2012
	CNY’000	CNY’000
Wages, salaries and allowances	75,461	78,579
Contribution to pension plans (a)	2,289	654
Housing funds (a)	755	143
Welfare and other expenses	12,591	9,342
Sub-total	91,096	88,718

(a)	As stipulated by the PRC state regulations, the employees of the Group’s subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute certain percentages of their payroll costs for those qualified urban employees to the central pension scheme as well as the housing funds.

Employee benefits charged to the consolidated statement of profit or loss are analysed as follows:

	Year ended December 31,
	2013	2012
	CNY’000	CNY’000
Total employee benefits accrued for the year	91,096	88,718
Less:
Amount included in inventories	(1,054)	(1,978)
Amount included in property, plant and equipment	(17,291)	(22,799)
Amount charged to statement of profit or loss (note 8)	72,751	63,941

82

10.	DIRECTORS’ AND CHIEF EXECUTIVE OFFICER’S REMUNERATION

Directors’ and chief executive officer’s remuneration for the year, disclosed pursuant to the Hong Kong Listing Rules (“Listing Rules”) and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Year ended December 31,
	2013	2012
	CNY’000	CNY’000
Fees	6	–
Other emoluments:
Wages, salaries and allowances	591	–
Pension scheme contributions	51	–
	642	–
	648	–

(a)	Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	Year ended December 31,
	2013	2012
	CNY’000	CNY’000
Mr. Lo Kin Cheung (i)	2	–
Mr. Huang Zuye (i)	2	–
Mr. Gu Jianshe (i)	2	–
	6	–

There were no other emoluments payable to the independent non-executive directors during the year (2012: Nil).

(i)	Mr. Lo Kin Cheung, Mr. Huang Zuye and Mr. Gu Jianshe were appointed as the Company’s non-executive director, with effect from 23 December 2013.

83

10.	DIRECTORS’ AND CHIEF EXECUTIVE OFFICER’S REMUNERATION (continued)

(b)	Executive directors and the chief executive officer

	Fees	Wages, salaries and allowances	Pension scheme contributions	Total remuneration
	CNY’000	CNY’000	CNY’000	CNY’000
2013
Executive directors:
Mr. Li Feilie (i)	–	–	–	–
Mr. Tam Cheuk Ho (ii)	–	–	–	–
Mr. Wong Wah On Edward (ii)	–	–	–	–
Mr. Han Weibing (iii)	–	300	51	351
Mr. Wan Huojin (iii)	–	291	–	291
	–	591	51	642

There was no arrangement under which a director waived or agreed to waive any remuneration during the years ended 31 December 2013 and 2012.

(i)	Mr. Li Feilie was appointed as the Company’s executive director and chief executive officer, with effect from 15 January 2010. The total remuneration of Mr. Li Feilie for the year ended 31 December 2013 was HK$1 director fee. There are no fees or remuneration paid to Mr. Li Feilie for the year ended 31 December 2012.

(ii)	Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward were appointed as the Company’s executive director, with effect from 1 February 2013. The total remuneration of Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward for the year ended 31 December 2013 was HK$1 director fee, respectively. There are no fees or remuneration paid to Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward for the year ended 31 December 2012.

(iii)	Mr. Han Weibing and Mr. Wan Huojin were appointed as the Company’s executive directors, with effect from 23 December 2013. The total remuneration of Mr. Han Weibing and Mr. Wan Huojin as directors for the period ended 31 December 2013 was CNY8,650 and CNY7,175, respectively. There are no fees or remuneration paid to Mr. Han Weibing and Mr. Wan Huojin for the year ended 31 December 2012.

The Group did not have any non-executive directors or independent non-executive directors at any time during the year ended 31 December 2012.

84

11.	FIVE HIGHEST PAID INDIVIDUALS

The five highest paid employees during the year included two directors (2012: Nil), details of whose remuneration are set out in note 10 above. Details of the remuneration for the year of the remaining three (2012: five) highest paid employees who are neither a director nor chief executive officer of the Company are as follows:

	2013	2012
	CNY’000	CNY’000
Wages, salaries and allowances	746	1,259
Contribution to pension plans	33	12
Housing funds	19	3
Welfare and other expenses	21	–
	819	1,274

The number of non-director, non-chief-executive-officer highest paid employees whose remuneration fell within the following band is as follows:

	Number of employees
	2013	2012
Nil to CNY1,000,000	3	5
	3	5

85

12.	INCOME TAX AND DEFERRED TAX

The Company is a limited liability company incorporated in the BVI and conducts its primary business through its subsidiaries in Mainland China. It also has an intermediate holding company in Hong Kong. Under the current laws of the BVI, the Company incorporated in the BVI is not subject to tax on income or capital gains. Hong Kong Profits Tax rate was 16.5% during the year ended 31 December 2013 (2012: 16.5%). The Company’s Hong Kong subsidiary has both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operation sustained tax losses during the years ended 31 December 2013 and 2012. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

Effective from 1 January 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations (“the actual method”) except for Guizhou Nayong Dayuan Coal Mining Co., Ltd.(“Dayuan Coal”), Nayong Gouchang Coal Mining Co., Ltd.(“Gouchang Coal”), Jinsha Baiping Mining Co., Ltd.(“Baiping Mining”), Liuzhi Xinsong Coal Mining Co., Ltd. (“Xinsong Coal”), Liuzhi Linjiaao Coal Mining Co., Ltd. (“Linjiaao Coal”) and Guizhou Yongfu Mining Co., Ltd. (“Guizhou Yongfu”). Prior to 2012, based on the local practices, the aforementioned subsidiaries were taxed under a deemed profit method based on their actual revenue minus deemed expenses at the 25% statutory rate. Practically, CIT was collected approximately at a range of CNY9.5 to CNY32.0 per tonne of sales, or 7.50% to 10.64% of sales. No deferred tax assets were then provided for these subsidiaries in view of the deemed profit method imposed.

During the second half of 2012, the Group received written confirmations from the respective local tax bureaus that the aforementioned subsidiaries excluding Guizhou Yongfu are subject to income tax under the actual method effective retrospectively from 2011. Guizhou Yongfu is subject to income tax under the actual method effective retroactively from the date of establishment. The effect of change in the taxing method is the recognition of deferred tax assets for prior year tax losses amounting to CNY15.3 million during 2012.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after 1 January 2008 to the Company’s Hong Kong subsidiary are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

86

12.	INCOME TAX AND DEFERRED TAX (continued)

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting and properties of an enterprise. As of 31 December 2013, no detailed interpretation or guidance has been issued to define “place of effective management”. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. As of 31 December 2013, the Company has analysed the applicability of this law and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

The current and deferred components of income tax benefit appearing in the consolidated statement of profit or loss are as follows:

	2013	2012
	CNY’000	CNY’000
Current – Mainland China	8,945	10,954
Deferred – Mainland China	(56,762)	(26,164)
	(47,817)	(15,210)

A reconciliation of the income taxes computed at the PRC statutory tax rate of 25% to the actual income tax benefit is as follows:

	2013	2012
	CNY’000	CNY’000
Loss before income tax	(382,354)	(82,266)
Tax at the statutory tax rate of 25%	(95,589)	(20,567)
Effect of different tax rates for the Company and the Hong Kong subsidiary	12,734	142
Non-deductible expenses	3,364	3,058
Deferred tax assets not recognised	440	794
Tax losses not recognised	34,231	16,241
Tax losses utilised from previous years	(2,799)	–
Recognition of deferred tax assets for prior year tax losses	–	(15,278)
Others	(198)	400
Income tax benefit	(47,817)	(15,210)

87

12.	INCOME TAX AND DEFERRED TAX (continued)

The Group’s major deferred tax assets and deferred tax liabilities, classified after netting on a jurisdictional basis, are as follows:

	2013	2012
	CNY’000	CNY’000
Deferred tax assets
Accrued liabilities and other payables	3,662	3,612
Capitalised pilot run income	17,954	7,737
Tax losses	19,859	16,298
Others	589	423
	42,064	28,070
Deferred tax liabilities
Depreciation and fair value adjustment of property, plant and equipment*	(248,554)	(291,322)
Net deferred tax liabilities	(206,490)	(263,252)
Classification in the consolidated statements of financial position:
Deferred tax assets	9,830	3,752
Deferred tax liabilities	(216,320)	(267,004)

*	Included in the deferred tax liabilities are CNY232.2 million and CNY278.7 million deferred tax liabilities recognised relating to the fair value adjustment on property, plant and equipment as of 31 December 2013 and 2012, respectively.

During 2013 and 2012, deferred tax assets of CNY41.5 million (2012: CNY26.9 million) were recognised for Dayuan Coal, Xinsong Coal, Linjiaao Coal and Guizhou Yongfu which were either in the construction phase or had just commenced commercial production. They were previously taxed under a deemed profit method and the method was changed to the actual method during 2012 as approved by the respective local tax bureaus. In assessing the recoverability of the Group’s deferred tax assets, management has performed a detailed assessment on the available taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the deductible temporary differences and unused tax losses can be utilised before they expire. In addition, management has also performed a detailed assessment on these coal mining subsidiaries’ profitability based on their production plans, product mix, forecasted selling prices, and the related production and operational costs, of which strong profits are expected.

Accordingly, management considered it is probable that the Group, in future, will earn sufficient taxable profits to utilise these coal mining subsidiaries’ deductible temporary differences and unused tax losses before they expire and as such, the related deferred tax assets are recognised.

88

12.	INCOME TAX AND DEFERRED TAX (continued)

The Group did not recognise any deferred tax liabilities in respect of the 5% or 10% PRC dividend withholding tax on the undistributed earnings of its PRC subsidiaries as there were no undistributed earnings available due to the aggregate losses of the subsidiaries as of 31 December 2013 and 2012.

The total amounts of unused tax losses for which no deferred tax assets were recognised amounted to CNY206.0 million and CNY97.8 million as of 31 December 2013 and 2012, respectively. As of 31 December 2013, unused tax losses of CNY18.6 million, CNY36.5 million, CNY42.7 million and CNY108.2 million if unused, will expire by the end of 2015, 2016, 2017 and 2018, respectively.

The gross movements on the deferred tax account are as follows:

	2013	2012
	CNY’000	CNY’000
At beginning of the year	(263,252)	(289,416)
Debited to consolidated statement of profit or loss	56,762	26,164
At end of the year	(206,490)	(263,252)

13.	LOSS ATTRIBUTABLE TO OWNER OF THE COMPANY

The consolidated loss attributable to the owner of the Company for the year ended 31 December 2013 includes a loss of CNY46.4 million (2012: CNY0.57 million) which has been dealt with in the financial statements of the Company (note 29).

89

14.	LOSS PER SHARE ATTRIBUTABLE TO OWNER OF THE COMPANY

Basic and diluted loss per share for the year were calculated as follows:

	2013	2012
	CNY’000	CNY’000
Loss for the year attributable to owner of the Company:	(334,119)	(75,312)
Weighted average number of common shares (’000 shares):
Basic	120,305	120,059
Diluted	120,305	120,059
Loss per share attributable to owner of the Company
(CNY per share):
Basic	(2.78)	(0.63)
Diluted	(2.78)	(0.63)

On 6 December 2013, the Company increased its authorised share capital under which it may issue an aggregate of: (i) a maximum of 50,000 shares of one class with a par value of US$1.00 each; and (ii) a maximum of 1,000,000,000 ordinary shares of one class with a par value of HK$0.01 each (the “Listco Shares”), pursuant to which CHNR completed the subscription for 124,554,580 Listco Shares of the Company with a par value of HK$0.01 each at a total consideration of HK$98.4 million as of 12 December 2013. Subsequently on 12 December 2013, the Company repurchased the one share with a par value of US$1.00 in the Company held by CHNR at par and simultaneously, the Company reduced its authorised but unissued share capital by the cancellation of the entire class of 50,000 ordinary shares with a par value of US$1.00 each. The weighted average number of common shares for 2012 has been adjusted retroactively to consider the impact of the bonus element of the issue of shares in 2013.

The Company did not have any potential diluted shares throughout the year. Accordingly, the diluted loss per share amount is the same as the basic loss per share amount.

15.	DIVIDEND

No dividend has been paid or declared by the Company since its incorporation.

90

16.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Cost
At 1 January 2012	17,468	1,550,271	37,213	7,789	438,531	2,051,272
Additions	1,795	8,511	27,678	6,322	271,618	315,924
Transfers	11,994	130,642	23,916	–	(166,552)	–
Disposals	(118)	(611)	(697)	–	–	(1,426)
At 31 December 2012	31,139	1,688,813	88,110	14,111	543,597	2,365,770
Additions	1,855	9,356	24,630	5,948	302,091	343,880
Transfers	41,432	139,635	23,881	–	(204,948)	–
At 31 December 2013	74,426	1,837,804	136,621	20,059	640,740	2,709,650
Accumulated depreciation
At 1 January 2012	(769)	(13,307)	(4,719)	(1,866)	–	(20,661)
Depreciation charge	(805)	(11,741)	(4,189)	(1,077)	–	(17,812)
Disposals	16	108	220	–	–	344
At 31 December 2012	(1,558)	(24,940)	(8,688)	(2,943)	–	(38,129)
Depreciation charge	(2,024)	(14,596)	(7,089)	(1,432)	–	(25,141)
At 31 December 2013	(3,582)	(39,536)	(15,777)	(4,375)	–	(63,270)
Impairment
At 31 December 2012	–	–	–	–	–	–
Impairment	–	(184,417)	–	–	–	(184,417)
At 31 December 2013	–	(184,417)	–	–	–	(184,417)
Net carrying amount
At 31 December 2012	29,581	1,663,873	79,422	11,168	543,597	2,327,641
At 31 December 2013	70,844	1,613,851	120,844	15,684	640,740	2,461,963

As at 31 December 2013, certain mining rights with a carrying amount of CNY798.7 million (2012: CNY525.5 million) were pledged to secure bank loans with a carrying amount of CNY485.9 million (2012: CNY475.0 million) (note 24).

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16.	PROPERTY, PLANT AND EQUIPMENT (continued)

As at 31 December 2013, certain buildings with a carrying amount totalling CNY61.0 million were without title certificates. The Group has obtained the relevant confirmation letters issued by the local authorities confirming that they will not impose any penalties in connection with the construction of these buildings, and that the Group may continue to use these buildings in accordance with the current uses. The directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The directors of the Company are also of the opinion that the aforesaid matter will not have any significant impact on the Group’s financial position as of the end of the year.

Interest expenses of CNY33.7 million and CNY45.6 million arising from borrowings attributable to the construction of property, plant and equipment were capitalised at an annual rate of 6.00% to 9.17% and were included in ‘additions’ to construction in progress and mining rights during the years ended 31 December 2013 and 2012, respectively.

Operations have been suspended at Gouchang Coal Mine since March 2013 pending the acquisition by the Group of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou Province’s coal mine consolidation policy. The Gouchang Coal Mine was designated as a single Cash Generating Unit (“CGU”). The carrying value of the long-term assets was compared to the recoverable amount of the CGU, which was based predominantly on the fair-value-less-costs-of-disposal (“FVLCD”) approach. FVLCD calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected coal price, coal product mix, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopted a pre-tax rate of 15.05% that reflects specific risks related to CGU as the discount rate. For the year ended 31 December 2013, an impairment loss for property, plant and equipment of CNY184.4 million (2012: Nil) was recognised in profit or loss.

17.	REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Group in banks and cash placed with authorities for the purpose of future environmental rehabilitation as well as the settlement of asset retirement obligations.

18.	INVENTORIES

	2013	2012
	CNY’000	CNY’000
Spare parts and consumables	11,598	6,393
Coal	2,765	4,873
	14,363	11,266

The provision for impairment of inventories of the Group amounted to CNY1.1 million for the year ended 31 December 2013 (2012: Nil).

92

19.	TRADE AND BILLS RECEIVABLES

	2013	2012
	CNY’000	CNY’000
Trade receivables	57,149	38,166
Less: provision for impairment	–	–
	57,149	38,166
Bills receivables	10,910	10,801
	68,059	48,967

A credit period of up to three months is granted to customers with an established trading history, otherwise sales on cash terms or payment in advance is required. Trade receivables are non-interest-bearing.

An aged analysis of the trade receivables as at the end of the year, based on the invoice date, is as follows:

	2013	2012
	CNY’000	CNY’000
Within 3 months	48,933	36,996
3 to 6 months	5,206	909
6 to 12 months	2,966	254
Over 12 months	44	7
	57,149	38,166

The aged analysis of the trade receivables that are not individually nor collectively considered to be impaired is as follows:

	2013	2012
	CNY’000	CNY’000
Neither past due nor impaired	48,933	36,996
Within one year past due	8,172	1,163
More than one year past due	44	7
Trade receivables, net	57,149	38,166

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the Directors are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

Bills receivables are bills of exchange with maturity dates of less than one year.

93

20.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

The balance consists of prepayments, deposits and other receivables at cost of:

	2013	2012
	CNY’000	CNY’000
Current:
Prepaid spare parts and consumables purchases	2,206	3,095
Deposits	10,453	10,249
Staff advances	2,730	4,081
Withheld social security	2,762	5,417
Value-added tax recoverable	3,449	6,188
Prepaid transportation fee	1,884	1,184
Prepaid bank charges	3,200	–
Prepaid electricity fee	1,686	367
Others	2,214	2,973
	30,584	33,554
Non-current:
Prepayments for land use rights	49,245	37,001
Prepayments for construction related work	38,630	72,678
Deposits for equipment purchases	8,554	4,622
Prepayments for mining plans design	2,211	1,100
Others	2,018	420
	100,658	115,821
	131,242	149,375

None of the above assets is either past due or impaired.

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21.	CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company
	2013	2012	2013	2012
	CNY’000	CNY’000	CNY’000	CNY’000
Cash and cash balances	155,747	168,066	55,704	–
Time deposits	16,000	20,000	–	–
	171,747	188,066	55,704	–
Less: Pledged time deposits:
Pledged and restricted for bank bills (note 22) (a)	(8,864)	(7,082)	–	–
Pledged for short-term bank loans (note 24)	(16,000)	–	–	–
Term deposits with an original maturity over three months	–	(20,000)	–	–
Cash and cash equivalents	146,883	160,984	55,704	–

(a)	Restricted bank deposits mainly include deposits of CNY8.9 million (2012: CNY7.1 million) held as security for bank bills as of 31 December 2013.

(b)	Deposits and cash and cash equivalents are denominated in the following currencies:

	2013	2012
	CNY’000	CNY’000
CNY	116,029	188,047
Hong Kong dollar	55,718	19
	171,747	188,066

Cash and cash equivalents are principally CNY-denominated deposits placed with banks in the PRC. The CNY is not freely convertible into other currencies, however, under the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange CNY into other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at respective short-term deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

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22.	TRADE AND BILLS PAYABLES

	2013	2012
	CNY’000	CNY’000
Trade payables*	134,382	96,716
Bills payables	8,864	7,082
	143,246	103,798

*	Included in trade payables were CNY91.7 million (2012: CNY64.6 million) due to construction related constructors as of 31 December 2013.

The aged analysis of trade payables is as follows:

	2013	2012
	CNY’000	CNY’000
Within one year	129,069	87,284
More than one year	5,313	9,432
	134,382	96,716

Bills payables are bills of exchange with maturity of less than one year. Time deposits of CNY8.9 million (2012: CNY7.1 million) were pledged to secure the bank bills as of 31 December 2013 (note 21).

The trade payables are non-interest bearing and are normally settled on a term of three to six months other than those due to construction related constructors, which are repayable on terms ranging from three months to about one year.

23.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2013	2012
	CNY’000	CNY’000
Natural resources fee (a)	1,647	693
Construction deposits from contractors	7,705	6,309
Social security payable (b)	7,204	16,268
Payroll payable	13,567	16,711
Advances from customers	34,351	11,325
Other taxes payables	12,591	5,154
Accrued expenses	34,102	–
Others	6,148	3,695
	117,315	60,155

(a)	The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales.

(b)	Social security consists of employee retirement insurance, medical insurance, maternity insurance, employment injury insurance and unemployment insurance and housing funds for the benefit of the Group’s employees.

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24.	INTEREST-BEARING BANK AND OTHER BORROWINGS

	2013	2012
	CNY’000	CNY’000
Current
Bank and other borrowings – guaranteed	876,000	265,000
Current portion of long term bank and other borrowings – secured and guaranteed	100,000	155,000
Current portion of long term bank and other borrowings – guaranteed	42,550	23,900
	1,018,550	443,900
Non-current
Bank and other borrowings – guaranteed	360,000	149,630
Bank and other borrowings – secured and guaranteed	385,904	420,000
Bank and other borrowings – unsecured	143,600	–
	889,504	569,630
	1,908,054	1,013,530

Certain of the interest-bearing bank and other borrowings are secured by:

(1)	Pledges over the Group’s mining rights with a carrying amount of CNY798.7 million (2012: CNY525.5 million) as of 31 December 2013 (note 16);

(2)	Pledges over the Company’s equity interest in Guizhou Puxin Energy Co., Ltd. (“Guizhou Puxin”), Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Guizhou Dayun Mining Co., Ltd. (“Guizhou Dayun”); and

(3)	Pledges over certain of the Group’s time deposits with a carrying amount of CNY16.0 million as of 31 December 2013 (2012: Nil) (note 21).

In addition, Mr. Li Feilie has guaranteed certain of the Group’s interest-bearing bank and other borrowings up to CNY658.5 million (2012: CNY486.6 million) as of 31 December 2013. Also, the Group’s fellow subsidiaries have guaranteed certain of the Group’s interest-bearing bank and other borrowings up to CNY1,073.5 million (2012: CNY1,013.5 million) as of 31 December 2013.

All borrowings are denominated in CNY.

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24.	INTEREST-BEARING BANK AND OTHER BORROWINGS (continued)

The ranges of the effective interest rates on the Group’s bank and other borrowings are as follows:

	2013	2012
	%	%
Fixed-rate bank and other borrowings	6.30~8.40	7.20~9.00
Floating-rate bank and other borrowings	6.00~8.52	5.94~9.47

The maturity profile of the bank and other borrowings as of the end of the reporting period is as follows:

	2013	2012
	CNY’000	CNY’000
Bank and other borrowings repayable:
Within one year or on demand	1,018,550	443,900
In the second year	515,904	143,000
In the third to fifth years, inclusive	373,600	426,630
	1,908,054	1,013,530

25.	MINING RIGHTS PAYABLES

Mining rights payables represent the payables to the Guizhou Provincial Department of Land and Resources as a result of acquiring the mining rights for Guizhou Yongfu, Dayuan Coal, Gouchang Coal, Baiping Mining, Xinsong Coal, Linjiaao Coal and Guizhou Dayun. Mining rights payables are classified as current/non-current liabilities according to instalment plans agreed with the Guizhou Provincial Department of Land and Resources.

Maturities of mining rights payables are as follows:

	2013	2012
	CNY’000	CNY’000
Within one year or on demand	38,876	25,568
In the second year	22,368	22,368
In the third to fifth years, inclusive	33,074	55,442
	94,318	103,378

The mining rights payables bear interest at a rate stipulated by the People’s Bank of China from year to year. The ranges of the interest rates for mining rights payables for the year ended 31 December 2013 were 6.00%~6.55% (2012: 6.15%~6.55%).

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26.	ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines, which includes dismantling mining-related structures and the reclamation of land upon exhaustion of coal reserves.

The following table describes the changes to the Group’s asset retirement obligation liability:

Amount
CNY’000
At 1 January 2012	6,025
Arising during the year	402
Accretion expenses (note 6)	637
At 31 December 2012	7,064
Change of estimation	434
Accretion expenses (note 6)	724
At 31 December 2013	8,222

The inflation rate, discount rate and market risk premium used for estimating the provision for asset retirement obligations for the years ended 31 December 2013 and 2012 are 2.53%, 9.91% and 6.09%, respectively. There were no material changes to those rates used in subsequent periods.

27.	ISSUED CAPITAL

	2013	2012
	CNY’000	CNY’000
Authorised:
1,000,000,000 (2012: Nil) ordinary shares of HK$0.01 each	7,881	–
50,000 (2012: Nil) ordinary shares of US$1.00 each	306	–
Issued and fully paid:
124,554,580 (2012: Nil) ordinary shares of HK$0.01 each	973	–
Nil (2012: 1) ordinary shares of US$1.00 each	–	–

The Company was incorporated on 6 January 2010 with authorised capital of a maximum of 50,000 shares of a single class each with a par value of US$1.00. On 15 January 2010, one share was issued to Feishang which was subsequently transferred to CHNR on 30 April 2010.

On 6 December 2013, the Company increased its authorised share capital under which it may issue an aggregate of: (i) a maximum of 50,000 shares of one class with a par value of US$1.00 each; and (ii) a maximum of 1,000,000,000 ordinary shares of one class with a par value of HK$0.01 each (the “Listco Shares”), pursuant to which CHNR completed the subscription for 124,554,580 Listco Shares of the Company with a par value of HK$0.01 each at a total consideration of HK$98.4 million (approximately CNY76.8 million) as of 12 December 2013. Subsequently on 12 December 2013, the Company repurchased the one share with a par value of US$1.00 in the Company held by CHNR at par and simultaneously, the Company reduced its authorised but unissued share capital by the cancellation of the entire class of 50,000 ordinary shares with a par value of US$1.00 each.

99

28.	SHARE OPTION SCHEME

A share option scheme was approved by shareholders of the Company on 23 December 2013 (the “Date of Adoption”) (the “2013 Share Option Scheme”), under which the board may, at its discretion, offer any Eligible Persons (as hereinafter defined) options to subscribe for shares in the Company subject to the terms and conditions stipulated therein. The 2013 Share Option Scheme has a life of 10 years from the Date of Adoption. The 2013 Share Option Scheme is to provide incentives to participants to contribute to the Company through the grant of option(s) to subscribe for Shares (“Options”) and to enable the Company to recruit high caliber employees and attract or retain human resources that are valuable to the Group. The Eligible Participant includes (a) any employee, director or consultant of the Company or any subsidiary; or (b) any other person who has contributed to the success of the listing of the Company on the Hong Kong Stock Exchange, in each case, as determined by the Board. The eligibility of an Eligible Participant will be determined by the Board with reference to his or her past and expected commitment and contribution to the Company and/or the subsidiaries of the Company.

The share options are exercisable at any time for a period to be determined by the Directors, which shall not be more than 10 years from the offer date. The minimum period for which a share option must be held before it can be exercised would be determined by the Board.

The total number of Shares in respect of which options may be granted under the Share Option Scheme is not permitted to exceed 10% of the Shares in issue on the Date of Adoption (“Scheme Mandate Limit”), unless approved by the Company’s shareholders. The Company may seek approval of its shareholders in general meeting to renew the Scheme Mandate Limit provided that the total number of Shares in respect of which options may be granted under the Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the Shares in issue as at the date of the approval to renew the Scheme Mandate Limit. The number of Shares in respect of which options may be granted to any Eligible Person in any 12-month period is not permitted to exceed 1% of the Shares in issue at any point in time, unless approved by the Company’s shareholders. In addition, the number of Shares in respect of which options may be granted to any Eligible Person (who is a substantial shareholder or an independent non-executive Director of the Company, or any of their respective associates (within the meaning as ascribed under the Listing Rules)) in any 12-month period is not permitted to exceed 0.1% of the total number of Shares in issue and HK$5,000,000 in an aggregate value, based on the closing price of the Shares at the date of each grant, unless approved by the Company’s shareholders.

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28.	SHARE OPTION SCHEME (continued)

The subscription price for the Shares under the Share Option Scheme shall be a price determined by the Board at its sole discretion and notified to the Eligible Persons (subject to any adjustments made pursuant to the terms and conditions of the Share Option Scheme) and shall be the higher of (i) the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the offer date, (ii) the average closing prices of the Shares as stated in the Hong Kong Stock Exchange’s daily quotation sheets for the five trading days immediately preceding the offer date; and (iii) the nominal value of a Share.

Consideration of HK$1 is payable by each Eligible Person for the grant of option.

As at 31 December 2013, no options were granted since the Date of Adoption. A total of 12,455,458 Shares, (representing approximately 10% of the existing issued share capital of the Company) as at the date of this report, may be issued upon exercise of all options which may be granted under the Share Option Scheme.

29.	RESERVES

Group

The amounts of the Group’s reserves and movements therein for the reporting period are presented in the consolidated statement of changes in equity.

(a)	Share premium

124,554,580 shares were issued during the year ended 31 December 2013, resulting in an increase of share capital of CNY972,734 (HK$1,245,546) and share premium of CNY75,859,095 (HK$97,134,454), as further detailed in note 27 to the financial statements.

(b)	Safety fund and production maintenance fund

The safety fund and production maintenance fund represent the safety production fund and the production maintenance fund, which are accrued based on production volume in accordance with the circular of the Ministry of Finance on enterprise safety production.

(c)	Special reserve

The special reserve represents equity-settled share option expense related to the coal business as well as prepaid listing expenses undertaken and paid by CHNR on behalf of the Group (note 31(c)).

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29.	RESERVES (continued)

Company

	Issued capital	Share premium account (a)	Accumulated losses	Exchange fluctuation reserve	Total
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
At 1 January 2012	–	–	(15)	1	(14)
Loss for the year	–	–	(564)	–	(564)
Foreign currency translation adjustments	–	–	–	7	7
Total comprehensive loss for the year	–	–	(564)	7	(557)
At 31 December 2012	–	–	(579)	8	(571)
Issue of shares (note 27)	973	75,859	–	–	76,832
Loss for the year	–	–	(46,357)	–	(46,357)
Foreign currency translation adjustments	–	–	–	642	642
Total comprehensive loss for the year	–	–	(46,357)	642	(45,715)
At 31 December 2013	973	75,859	(46,936)	650	30,546

(a)	Share premium

124,554,580 shares were issued during the year ended 31 December 2013, resulting in an increase of share capital of CNY972,734 (HK$1,245,546) and share premium of CNY75,859,095 (HK$97,134,454), as further detailed in note 27 to the financial statements.

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30.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments at the end of the reporting period:

	2013	2012
	CNY’000	CNY’000
Construction and purchase of items of property, plant and equipment
– Contracted, but not provided for	63,173	94,625
– Authorised, but not contracted for	263,679	520,126
	326,852	614,751

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	2013	2012
	CNY’000	CNY’000
Within the first year	766	73
After one year but not more than five years	679	24
	1,445	97

In October 2012, Guizhou Yongfu entered into an operating lease agreement with a third party contractor for a coal shearer to be used in coal extraction at its current mining face. The rental of the shearer is determined by the production volume during the rental period and the unit rent rate of CNY68.0/ton. The shearer was not utilised during the year until the commencement of the pilot run of Guizhou Yongfu in July 2013.

The Company had no capital commitments at the end of the year.

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31.	RELATED PARTY TRANSACTIONS

In addition to the transactions detailed elsewhere in these financial statements, the Group had the following transactions with related parties during the year:

(a)	Commercial Transactions with Related companies

Commercial transactions with related companies are summarized as follows:

	2013	2012
	CNY’000	CNY’000
Payment of the Company’s share of office rental, rates and others to Anka Consultants Limited (“Anka”)*	217	–

*	On 1 September 2013, the Company and CHNR entered into office sharing agreements with Anka, a private Hong Kong company that is owned by certain directors of the Company, respectively. Pursuant to the agreements, the office premises of 238 square meters are shared by the Company, CHNR and Anka on equal basis. The agreements also provide that the Company, CHNR and Anka shall share certain costs and expenses in connection with their use of the office, in addition to the accounting and secretarial services and day-to-day office administration services provided by Anka.

(b)	Compensation of key management personnel of the Group

	2013	2012
	CNY’000	CNY’000
Wages, salaries and allowances	2,759	2,523
Contribution to pension plans	131	37
Housing funds	100	16
Welfare and other expenses	82	–
	3,072	2,576

Further details of the directors’ and chief executive officer’s emoluments are included in note 10 to the financial statements.

(c)	Listing expenses

Pursuant to undertakings, CHNR, the parent of the Company, agreed to bear the listing expenses amounting to CNY4.6 million for the year ended 31 December 2013 (2012: CNY9.1 million) (note 29) in relation to the listing by introduction of the shares of the Company on the Hong Kong Stock Exchange.

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31.	RELATED PARTY TRANSACTIONS (continued)

(d)	Outstanding balances with related companies

The Group’s payables with related companies, which are all unsecured and non-interest-bearing, are summarised as follows:

	2013	2012
	CNY’000	CNY’000
Current
Payables to related companies:
Wuhu Feishang Mining Development Co. Limited (“Wuhu Feishang”)*	–	118,000
Shenzhen Feishang Management and Consulting Co. Limited (“Feishang Management”)*	131,000	540,010
CHNR**	–	9,537
Feishang Enterprise Group Co., Ltd. (“Feishang Enterprise”)**	–	4,854
	131,000	672,401

*	These are subsidiaries under the control of CHNR and Feishang.
**	These are subsidiaries under the control of Feishang.

The payables with related companies are all due on demand or within one year.

The related party transactions in respect of item (a) and (c) above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules, pursuant to which all of the mentioned transactions are exempted to be disclosed as connected transactions or continuing connected transactions.

105

32.	INVESTMENT IN A SUBSIDIARY/DUE FROM A SUBSIDIARY/DUE TO PARENT

The investment in a subsidiary, namely Hong Kong Smartact Limited, was in unlisted shares, measured at cost of HK$1.

Particulars of the principal subsidiaries are as follows:

Name	Place and date of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital CNY’000	Percentage of equity attributable to the Company		Principal activities
			Direct %	Indirect %
Bijie Feishang Energy Co., Ltd. (畢節飛尚能源有限公司)	Mainland China 19 October 2010	10,000	–	100	Investment holding

Guizhou Dayun Mining Co., Ltd. (貴州大運礦業有限公司)	Mainland China 14 April 2004	150,000	–	100	Coal development and mining

Guizhou Fuyuantong Energy Co., Ltd. (貴州福源通能源有限公司)	Mainland China 10 March 2010	10,000	–	100	Investment holding

Guizhou Nayong Dayuan Coal Mining Co., Ltd. (貴州納雍縣大圓煤業有限公司)	Mainland China 22 January 2009	46,000	–	99	Coal development and mining

Guizhou Puxin Energy Co., Ltd. (貴州浦鑫能源有限公司)	Mainland China 15 January 2009	150,000	–	100	Investment holding and coal trading

Guizhou Yongfu Mining Co., Limited (貴州永福礦業有限公司)	Mainland China 27 June 2005	100,000	–	70	Coal development and mining

Hong Kong Smartact Limited (香港英策有限公司)	Hong Kong 25 January 2010	–	100	–	Investment holding

Hainan Yangpu Dashi Industrial Co., Limited (海南洋浦大石實業公司)	Mainland China 13 April 2004	1,000	–	100	Investment holding

Jinsha Baiping Mining Co., Ltd. (金沙縣白坪礦業有限公司)	Mainland China 15 January 2009	58,000	–	70	Coal development and mining

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32.	INVESTMENT IN A SUBSIDIARY/DUE FROM A SUBSIDIARY/DUE TO PARENT (continued)

Name	Place and date of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital CNY’000	Percentage of equity attributable to the Company		Principal activities
			Direct %	Indirect %
Jinsha Juli Energy Co., Ltd. (金沙縣聚力能源有限公司)	Mainland China 16 November 2012	30,000	–	100	Preparatory work for the construction of a coal beneficiation plant in Jinsha County

Liuzhi Linjiaao Coal Mining Co., Ltd. (六枝特區林家嶴煤業有限公司)	Mainland China 19 November 2008	30,600	–	99	Coal development and mining

Liuzhi Xinsong Coal Mining Co., Ltd. (六枝特區新松煤業有限公司)	Mainland China 13 November 2008	60,000	–	99	Coal development and mining

Nayong Gouchang Coal Mining Co., Ltd. (納雍縣狗場煤業有限公司)	Mainland China 10 September 2009	40,000	–	99	Coal development and mining

Shenzhen Chixin Information and Consulting Co., Ltd. (深圳市馳鑫信息諮詢有限公司)	Mainland China 18 July 2012	1,000	–	100	Provision of management and consulting services to other companies in the Group

The amount due from a subsidiary included in the Company’s current assets of CNY8.9 million as of 31 December 2013 (2012: CNY9.2 million), is unsecured, interest-free and is due on demand.

The amount due to parent, namely CHNR, was unsecured, interest-free and was due on demand or within one year as of 31 December 2012.

As at 31 December 2013, the Company had net current assets of CNY30.5 million (2012: net current liabilities of CNY0.6 million) and total assets less current liabilities of CNY30.5 million (2012: negative CNY0.6 million).

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33.	TRANSFERS OF FINANCIAL ASSETS

At 31 December 2013, the Group endorsed certain bills receivable accepted by banks in the PRC (the “Derecognised Bills”), to certain of its suppliers in order to settle the trade payables due to these suppliers with a carrying amount in aggregate of CNY26.3 million (2012: CNY22.5 million). The Derecognised Bills have a maturity from one to six months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognised Bills have a right of recourse against the Group if the PRC banks default (the “Continuing Involvement”). In the opinion of the directors, the Group has transferred substantially all risks and rewards relating to the Derecognised Bills. Accordingly, it has derecognised the full carrying amounts of the Derecognised Bills and the associated trade payables. The maximum exposure to loss from the Group’s Continuing Involvement in the Derecognised Bills and the undiscounted cash flows to repurchase the Derecognised Bills is equal to their carrying amounts. In the opinion of the directors, the fair values of the Group’s Continuing Involvement in the Derecognised Bills are not significant.

During the year, the Group has not recognised any gain or loss on the date of transfer of the Derecognised Bills. No gains or losses were recognised from the Continuing Involvement, both during the year or cumulatively. The Endorsement has been made evenly throughout the year.

34.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Financial instruments of the Group primarily include cash, trade and bills receivables, certain other current assets, trade and bills payables, certain other liabilities, amounts due to related companies, interest-bearing bank and other borrowings and mining rights payables.

The Group is exposed to credit risk, foreign currency risk, interest rate risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarised below.

(a)	Credit risk

The carrying amounts of the Group’s cash and cash equivalents, time deposits, restricted bank deposits, trade and bills receivables, and certain other current assets, represent the Group’s maximum exposure to credit risk in relation to its financial assets.

Cash and cash deposits

The Group maintains its cash and cash deposits primarily with various PRC state-owned banks and Hong Kong-based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

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34.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(a)	Credit risk (continued)

Trade receivables

The Group sells anthracitic coal to companies in the PRC. Trade receivables are typically unsecured and are mainly derived from revenue earned from customers in the PRC. The risk with respect to trade receivables is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances. The Group provides impairment for trade receivables primarily based on the age of the balances and factors surrounding the customer’s creditworthiness. No provision for impairment of trade receivables was provided during the years ended 31 December 2013 and 2012. As of 31 December 2013, receivables due from the largest five customers accounted for 77.1% (2012: 87.2%) of the trade receivables.

Sales to the largest five customers accounted for 81.4% (2012: 56.7%) of the consolidated revenue for the year ended 31 December 2013. The largest five customers are all recognised and creditworthy third parties and their trading terms are mainly on payment in advance or with a credit period of one month. The Group expects the concentration of coal customers to subside once the production volume increases in the future.

Bills receivable

Bills receivable represent letters of credit obtained by customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of 31 December 2013, the bills receivable balance was guaranteed by financial institutions. The bills receivable have normal terms of maturity of six months.

(b)	Foreign currency risk

These financial statements are presented in CNY, which is the Company’s presentation currency. The currency is not freely convertible into foreign currencies. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the currency into foreign currencies. The value of the currency is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

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34.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. The interest rate risk is closely monitored by the Group’s senior management. As of 31 December 2013, the interest rates for 33.44% (2012: 12.50%) of the Group’s interest-bearing debts were fixed. The following table demonstrates the sensitivity to a reasonably possible change in interest rates on the portion of interest-bearing bank and other borrowings and mining rights payables with floating interest rates except for interest which is capitalised. With all other variables held constant, the Group’s loss before tax is affected through the impact on floating rate borrowings as follows:

	Increase/ (decrease) in basis points	Increase/ (decrease) in profit before tax
		CNY’000
Year ended 31 December 2012	100	(4,289)
	(100)	4,289
Year ended 31 December 2013	100	(6,121)
	(100)	6,121

(d)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term. Bank facilities have been put in place for contingency purposes.

The table below summarises the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

31 December 2013	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Trade and bills payables	–	143,246	–	–	143,246
Other payables and accrued liabilities	–	83,953	–	–	83,953
Interest-bearing bank and other borrowings	–	1,124,984	954,454	–	2,079,438
Due to related companies	131,000	–	–	–	131,000
Mining rights payables	–	50,492	81,095	–	131,587
	131,000	1,402,675	1,035,549	–	2,569,224

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34.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(d)	Liquidity risk (continued)

31 December 2012	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Trade and bills payables	–	103,798	–	–	103,798
Other payables and accrued liabilities	–	22,022	–	–	22,022
Interest-bearing bank and other borrowings	–	508,388	654,212	–	1,162,600
Due to related companies	672,401	–	–	–	672,401
Mining rights payables	–	32,234	110,524	–	142,758
	672,401	666,442	764,736	–	2,103,579

(e)	Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value. The Group also relies on financial support from its controlling shareholder.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the year.

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt includes interest-bearing bank and other borrowings and mining rights payables. Capital includes total equity and interest-bearing debt. The gearing ratios as at the end of the reporting periods are as follows:

	2013	2012
	CNY’000	CNY’000
Interest-bearing debt	2,002,372	1,116,908
Total equity	255,376	507,595
Total capital	2,257,748	1,624,503
Gearing ratio	88.7%	68.8%

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35.	MATERIAL NON-CONTROLLING INTERESTS

The Group has two subsidiaries with material non-controlling interests (“NCI”). Information regarding these subsidiaries is as follows:

Year ended 31 December 2013

Name	Principal place of business	NCI in subsidiary	Profit/(loss) allocated to NCI	Accumulated NCI	Dividends paid to NCI in the year
			CNY’000	CNY’000	CNY’000
Baiping Mining	Mainland China	30%	7,173	72,137	–
Guizhou Yongfu	Mainland China	30%	(5,878)	16,529	–

Year ended 31 December 2012

Name	Principal place of business	NCI in subsidiary	Profit allocated to NCI	Accumulated NCI	Dividends paid to NCI in the year
			CNY’000	CNY’000	CNY’000
Baiping Mining	Mainland China	30%	8,530	64,964	–
Guizhou Yongfu	Mainland China	30%	20	22,407	–

Summarised financial statements including consolidation adjustments but before inter-company eliminations are as follows:

Baiping Mining

	2013	2012
	CNY’000	CNY’000
Cash and cash equivalents	3,356	4,564
Other current assets	22,111	30,967
Non-current assets	345,339	310,529
	370,806	346,060
Current liabilities	73,257	73,621
Non-current liabilities	57,093	55,891
	130,350	129,512

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35.	MATERIAL NON-CONTROLLING INTERESTS (continued)

Baiping Mining

	2013	2012
	CNY’000	CNY’000
Revenue	98,698	106,446
Profit for the year	23,909	28,434
Total comprehensive income for the year, net of tax	23,909	28,434
Net cash flows generated from operating activities	26,388	50,272
Decrease in cash and cash equivalents	(1,208)	(16,733)

Guizhou Yongfu

	2013	2012
	CNY’000	CNY’000
Cash and cash equivalents	10,428	3,825
Other current assets	81,845	70,081
Non-current assets	671,703	543,252
	763,976	617,158
Current liabilities	293,621	262,907
Non-current liabilities	415,260	279,562
	708,881	542,469

Guizhou Yongfu

	2013	2012
	CNY’000	CNY’000
Revenue	–	–
(Loss)/profit for the year	(19,593)	66
Total comprehensive (loss)/income for the year, net of tax	(19,593)	66
Net cash flows used in operating activities	(21,703)	(6,930)
Increase in cash and cash equivalents	6,603	616

113

36.	EVENTS AFTER THE REPORTING PERIOD

On 8 January 2014, Guizhou Puxin received and fully drew down a CNY25.0 million short-term bank loan from Industrial and Commercial Bank of China Limited to be repaid on 7 January 2015. The purpose of the loan is to finance the purchase of coal. The loan bears interest at a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by the People’s Bank of China. The loan is guaranteed by Feishang Enterprise, a related company.

On 8 January 2014, Guizhou Puxin received and fully drew down a CNY27.0 million three-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua Industrial Company Limited (“Yangpu Banghua”), an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears interest at a fixed interest rate of 7.38% per annum and bears a commission fee at a rate of 0.66%.

On 15 January 2014, Guizhou Puxin received and fully drew down a CNY20.0 million half-year bank loan from China Merchants Bank Co., Ltd., to be repaid on 14 July 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears interest at a fixed annual interest rate equal to 30% above the half-year base lending rate stipulated by the People’s Bank of China. The loan is guaranteed by Wuhu Feishang Industrial Development Company Limited (“WFID”), a related company.

On 22 January 2014, the Company’s shares were listed on the Hong Kong Stock Exchange by way of introduction. Upon the listing of the Company, CHNR completed the spin-off of the coal business held by the Company by the distribution of CHNR’s 100% equity interest in the Company to CHNR’s shareholders. After the Spin-off, CHNR’s shareholders hold the equity interest in the Company directly.

On 22 January 2014, Guizhou Puxin received and fully drew down a CNY18.0 million three-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears interest at a fixed interest rate of 7.38% per annum and bears a commission fee at a rate of 0.33%.

On 26 February 2014 and 14 March 2014, Guizhou Dayun drew down the remaining loan facility amounting CNY10.0 million and CNY10.0 million respectively out of the total CNY150.0 million long-term bank loan from Industrial and Commercial Bank of China Limited in 2012. The loan bears a floating annual interest rate equal to 10% above the over-five-year base lending rate stipulated by The People’s Bank of China from time to time. The CNY120.0 million balance of the loan is expected to be drawn down in accordance with the construction plan of the Dayun Coal Mine.

114

36.	EVENTS AFTER THE REPORTING PERIOD (continued)

On 28 February 2014, Guizhou Puxin received and fully drew down a CNY30.0 million short-term bank loan from China Merchants Bank Co., Ltd., to be repaid on 27 February 2015. The purpose of the loan is to purchase raw materials for Guizhou Puxin. The loan bears interest at a fixed annual interest rate equal to 30% above the one-year base lending rate stipulated by the People’s Bank of China. The loan is guaranteed by WFID.

On 18 March 2014, Guizhou Puxin received a CNY100.0 million one-year bank loan from Bank of China. The purpose of the loan is to finance the purchase of coal. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China. Guizhou Puxin drew down CNY58.1 million on 18 March 2014 and CNY41.9 million on 26 March 2014. The loan is guaranteed by Feishang Enterprise, a related company.

On 19 March 2014, Guizhou Puxin received and fully drew down a CNY100.0 million half-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.16% per annum and bears a commission fee at a rate of 0.03%.

On 20 March 2014, Guizhou Puxin received and fully drew down a CNY100.0 million half-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.16% per annum and bears a commission fee at a rate of 0.03%.

On 26 March 2014, Guizhou Puxin received and fully drew down a CNY100.0 million one-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.60% per annum and bears a commission fee at a rate of 0.06%.

On 28 March 2014, Guizhou Puxin received and fully drew down a CNY130.0 million one-year entrusted loan from China Minsheng Banking Corp., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears fixed interest rate of 6.60% per annum and bears a commission fee at a rate of 0.06%.

37.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 31 March 2014.

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Summary OF MINE PROPERTIES

The following table sets forth certain information relating to each of the Group’s seven anthracite coal mines as of the date of this report:

	Commercial Production						Under Construction
Mine	Baiping Coal Mine	Yongsheng Coal Mine	Gouchang Coal Mine	Dayuan Coal Mine	Liujiaba Coal Mine	Zhulinzhai Coal Mine	Dayun Coal Mine
			(Note 1)
Location (within Guizhou province, the PRC)	Jinsha County, Qianbei Coal District	Jinsha County, Qianbei Coal District	Nayong County, Zhina Coal District	Nayong County, Zhina Coal District	Liuzhi Special District, Zhina Coal District	Liuzhi Special District, Zhina Coal District	Jinsha County, Qianbei Coal District

Date of initial/expected commercial production	June 2009	February 2014	April 2011	November 2013	December 2012	April 2012	July 2015

Mining area (square kilometers)	3.0143	18.2340	1.7198	1.6490	3.7891	1.4104	16.9035

Number of mineable	5	5	5	4	3	5	4

Designed annual production capacity (Tonnes)	300,000	900,000	110,000	300,000	300,000	300,000	900,000

Permitted annual Production capacity (Tonnes) (Note 2)	150,000	600,000	90,000	300,000	300,000	300,000	600,000

Expiry date of the mining right	August 2014	November 2027	April 2017	March 2023	September 2019	July 2018	March 2031

116

	Commercial Production						Under Construction
Mine	Baiping Coal Mine	Yongsheng Coal Mine	Gouchang Coal Mine	Dayuan Coal Mine	Liujiaba Coal Mine	Zhulinzhai Coal Mine	Dayun Coal Mine
Reserve data (as of 31 July 2013) (Note 3)
Proved reserve (million tonnes)	3.44	3.77	1.87	2.99	2.08	2.15	12.50
Probable reserve (million tonnes)	19.04	48.19	3.85	5.27	11.52	7.41	84.79
Total proved and probable reserve (million tonnes)	22.48	51.96	5.72	8.26	13.60	9.56	97.29
Average Coal Quality of Raw Coal
Moisture (%)	2.47	2.28	3.86	1.15	1.38	1.87	2.40
Ash (%)	19.04	17.95	20.46	24.60	25.03	21.84	18.27
Volatile Matter (%)	9.88	11.72	6.92	9.33	12.57	11.49	9.20
Sulfur (%)	2.35	1.27	1.10	1.16	2.30	1.81	2.12
Heating Value (MJ/kg)	28.33	28.62	27.80	25.79	23.95	28.14	28.03
Density (tonnes/m3)	1.45	1.43	1.50	1.49	1.49	1.41	1.49
Reserve data (as of 31 December 2013) (Note 4)
Proved reserve (million tonnes)	3.29	3.52	1.87	2.96	1.97	2.11	12.50
Probable reserve (million tonnes)	19.04	48.19	3.85	5.27	11.52	7.41	84.79
Total proved and probable reserve (million tonnes)	22.33	51.71	5.72	8.23	13.49	9.52	97.29
Capital Expenditure for the year ended 31 December 2013 (CNY in millions)	5.94	108.65	1.55	44.55	34.73	3.71	80.10
Output – Pilot run for the year ended 31 December 2013 (millions Tonnes) (Note 5)	n/a	0.33	n/a	0.03	n/a	n/a	n/a
Output – Commercial run for the year ended 31 December 2013 (millions Tonnes) (Note 5)	0.29	n/a	n/a	0.01	0.18	0.07	n/a

Notes:

(1)	Operations have been suspended at Gouchang Coal Mine since March 2013 pending the contemplated acquisition by the Group of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou province’s coal mine consolidation policy.

(2)	This represents the annual production capacity as permitted under the relevant mining rights permits.

(3)	The reserve data as of 31 July 2013 is extracted from competent person’s report dated 7 December 2013 prepared by Behre Dolbear Asia, Inc under the JORC code.

(4)	The reserve figure as of 31 December 2013 has been adjusted by removing those reserves extracted by the Group’s mining activities from August 2013 to December 2013 from the proved reserve figure as of 31 July 2013.

(5)	There were no exploration activities for the year of 2013.

117

FINANCIAL SUMMARY

	For the year ended 31 December
	2013	2012	2011	2010
	CNY’000	CNY’000	CNY’000	CNY’000
Revenue and Profit
Revenue	178,501	141,939	105,211	38,668
Cost of sales	(108,242)	(95,889)	(74,289)	(25,453)
Gross profit	70,259	46,050	30,922	13,215
Administrative expenses	(142,064)	(77,334)	(49,432)	(55,822)
Finance costs	(115,253)	(44,533)	(31,841)	(6,007)
Other operating costs	(6,003)	(1,624)	(1,545)	(9,020)
Operating loss	(268,335)	(36,602)	(22,985)	(54,545)
Total profit/(loss)	(382,354)	(82,266)	(55,150)	562,134
Income tax	47,817	15,210	(9,750)	(6,141)
Net profit/(loss)	(334,537)	(67,056)	(64,900)	555,993
Profit/(loss) attributable to the owner of the Company	(334,119)	(75,312)	(64,165)	562,432
Basic earning/(loss) per share (CNY per share)	(2.78)	(0.63)	(0.53)	4.69

	As at 31 December
	2013	2012	2011	2010
	CNY’000	CNY’000	CNY’000	CNY’000
Assets and Liabilities
Current assets	296,760	285,754	179,085	107,222
Non-current assets	2,609,801	2,477,108	2,125,475	1,824,292
Current liabilities	1,464,968	1,315,865	811,181	544,306
Non-current liabilities	1,186,217	939,402	927,910	756,244
Total equity	255,376	507,595	565,469	630,964

Remark:

The selected financial data for 2009 because certain subsidiaries which the Group acquired in 2009 did not have any financial statements prior to the acquisition, and reconstructing the historical financial formation would involve unreasonable effort and expense.

118